EXHIBIT 1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CISCO SYSTEMS, INC.,

LOS ANGELES ACQUISITION CORP.,

AND

LATITUDE COMMUNICATIONS, INC.

November 11, 2003

-i-

3.3	Sufficient Funds	40
3.4	No Prior Sub Operations	40
3.5	Information Supplied	40

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		40
4.1	Conduct of Business of the Company and Subsidiaries	40
4.2	Restrictions on Conduct of Business of the Company and Subsidiaries	41

ARTICLE V ADDITIONAL AGREEMENTS		44
5.1	Proxy Statement	44
5.2	Meeting of Stockholders; Board Recommendation	44
5.3	No Solicitation; Acquisition Proposals	45
5.4	Access to Information	48
5.5	Confidentiality; Public Disclosure	49
5.6	Regulatory Approvals	49
5.7	Reasonable Efforts	50
5.8	Third Party Consents; Notices	50
5.9	Notice of Certain Matters	50
5.10	Employees	51
5.11	Issuance of Replacement Options and Certain Other Matters	51
5.12	Spreadsheet	52
5.13	Benefits/Acceleration Waivers	53
5.14	Termination of Benefit Plans	53
5.15	Indemnification	53
5.16	Section 16 Matters	53
5.17	Termination of Financing Statements	54

ARTICLE VI CONDITIONS TO THE MERGER		54
6.1	Conditions to Obligations of Each Party to Effect the Merger	54
6.2	Additional Conditions to Obligations of the Company	55
6.3	Additional Conditions to the Obligations of Acquiror and Sub	55

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		56
7.1	Termination	56
7.2	Effect of Termination	58
7.3	Expenses and Termination Fees	58
7.4	Amendment	59
7.5	Extension; Waiver	59

ARTICLE VIII GENERAL PROVISIONS		59
8.1	Non-Survival of Representations and Warranties	59
8.2	Notices	59
8.3	Interpretation	60
8.4	Counterparts	61
8.5	Entire Agreement; Parties in Interest	61
8.6	Assignment	61
8.7	Severability	61
8.8	Remedies Cumulative; Specific Performance	62
8.9	Governing Law	62
8.10	Rules of Construction	62
8.11	WAIVER OF JURY TRIAL	62

-ii-

SCHEDULES

The Company Disclosure Letter

Schedule 1.9(a)(iv)	–	Other Non-Employee Director Stock Options
Schedule 2.1	–	Company Subsidiaries
Schedule 2.2(b)-1	–	Company Options
Schedule 2.2(b)-2	–	Company Options Held by Non-Employees
Schedule 2.4(e)	–	Company Bank Accounts
Schedule 2.4(f)	–	Company Debt
Schedule 2.9	–	Company Real Property
Schedule 2.10(c)	–	Company Products
Schedule 2.10(d)	–	Company Registered Intellectual Property
Schedule 2.10(e)	–	IP Licenses
Schedule 2.10(l)	–	Company Publicly Available Software and Materials
Schedule 2.10(p)	–	Company Source Code Escrows
Schedule 2.10(q)	–	Third Party Personally Identifiable Information
Schedule 2.12(l)	–	Amount of Deferred Gain or Loss on Intercompany Transactions
Schedule 2.13(a)	–	Company Employee Plans
Schedule 2.13(h)	–	Company Plans Outside the U.S.
Schedule 2.13(i)	–	List of “Disqualified Individuals”
Schedule 2.13(j)	–	List of Employees Not Able to Fully Perform Work
Schedule 2.13(m)	–	Company Severance and Employment Agreements
Schedule 2.13(n)	–	Notice of Termination
Schedule 2.15	–	Company Insurance Policies
Schedule 2.17	–	Brokers’ and Advisors’ Fees
Schedule 2.19	–	Company Accounts Receivable Aging
Schedule 2.20(a)	–	List of Significant Customers
Schedule 2.20(b)	–	List of Significant Suppliers
Schedule 2.21	–	List of Material Contracts
Schedule 2.21(xiii)	–	List of Customer Agreements
Schedule 2.22	–	Third Party Consents
Schedule 2.24	–	Product Releases
Schedule 4.1	–	Permitted Actions
Schedule 4.2(xiv)	–	Company Capital Expenditure Budget
Schedule 4.2(xvii)	–	Excepted Compensation Arrangements
Schedule 4.2(xviii)	–	Excepted Severance Arrangements
Schedule 5.8(a)-1	–	List of Contracts Required to be Terminated
Schedule 5.8(a)-2	–	List of Other Contracts to be Obtained
Schedule 6.3(f)-1	–	List of Employees Required to Enter into Offer Letters
Schedule 6.3(f)-2	–	List of Additional Employees for Closing Condition
Schedule 6.3(g)	–	List of Required Third-Party Consents

EXHIBITS

Exhibit A	–	Form of Certificate of Merger (Delaware)
Exhibit B	–	Form of Company Voting Agreement
Exhibit C	–	Forms of Proprietary Information and Inventions Agreement and Arbitration Agreement
Exhibit D	–	Form of Benefits/Acceleration Waiver
Exhibit E	–	Form of IRS Notice
Exhibit F	–	Form of FIRPTA Notice

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 11, 2003, by and among Cisco Systems, Inc., a California corporation (“Acquiror”), Los Angeles Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Acquiror (“Sub”), and Latitude Communications, Inc., a Delaware corporation (the “Company”).

RECITALS

A. The Boards of Directors of the Company and Sub and a duly authorized committee of the Board of Directors of Acquiror have determined that it is advisable and in the best interests of the securityholders of their respective companies that Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly owned subsidiary of Acquiror, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved the Merger, this Agreement, the Certificate of Merger (as defined in Section 1.2) and the other transactions contemplated by this Agreement.

B. Pursuant to the Merger, among other things, the issued and outstanding shares of the Company’s Common Stock shall be converted into the right to receive cash in the manner set forth herein.

C. The Company, Sub and Acquiror desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

D. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, certain affiliates and stockholders of the Company are entering into voting agreements and irrevocable proxies in substantially the form attached hereto as Exhibit B (together, the “Company Voting Agreement”).

E. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, certain employees of the Company are entering into offer letters, proprietary information and inventions agreements and arbitration agreements with Acquiror and executing benefits waivers (which include a waiver of acceleration of vesting of stock options) in favor of the Company.

F. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, certain stockholders of the Company are entering into noncompetition agreements with Acquiror.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below.

“Acquiror Common Stock” shall mean the common stock, $0.001 par value per share, of Acquiror.

“Acquiror Stock Price” shall mean the average of the closing sale prices for a share of Acquiror Common Stock as quoted on the Nasdaq Stock Market for the ten consecutive trading days ending with the trading day that immediately precedes the Closing Date (as defined in Section 1.3).

“Affiliate” shall have the meaning set forth in Rule 145 promulgated under the Securities Act.

“Business Day” shall mean a day (A) other than Saturday or Sunday and (B) on which commercial banks are open for business in San Francisco, California.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Board” shall mean the Board of Directors of the Company.

“Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

“Company ESPP” shall mean the Company’s 1999 Employee Stock Purchase Plan.

“Company Options” shall mean options to purchase shares of Company Common Stock.

“Company Option Plans” shall mean each stock option plan, program or arrangement of the Company, collectively, including the Company’s 1993 Stock Plan, 1999 Stock Plan, 1999 Directors Stock Option Plan and 2001 Employee Stock Option Plan.

“Continuing Employee” shall mean an employee of the Company that receives an offer of employment by Acquiror prior to the Effective Time, accepts such offer, executes the offer letter and each other agreement referenced in Section 6.3(f) hereto, and commences employment with Acquiror (or continues to be employed by the Surviving Corporation) at the Effective Time.

“Contract” means any formal or informal written, oral or other agreement, contract, subcontract, lease, binding understanding, promise, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect.

“Delaware Law” shall mean the Delaware General Corporation Law.

“Dissenting Shares” shall mean any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected in accordance with Delaware Law in connection with the Merger.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset,

(iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“GAAP” shall mean United States generally accepted accounting principles applied on a consistent basis.

“Governmental Entity” shall mean any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Group” shall have the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related caselaw.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Material Adverse Effect” with respect to any entity means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such entity in this Agreement, is, or is reasonably likely to, (i) be or become materially adverse in relation to the near-term or longer-term condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, prospects, capitalization, operations or results of operations of such entity and its subsidiaries, taken as a whole, or (ii) materially impede or delay such entity’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable legal requirements; provided that changes in the trading volume or trading prices of such entity’s capital stock, in and of themselves, shall not be deemed to constitute a Material Adverse Effect; provided further, that a Material Adverse Effect shall not be deemed to have occurred to the extent that any such Effect (A) proximately results from a change generally affecting the United States or world economy (provided that such change does not affect such entity in a disproportionate manner), (B) proximately results from a change generally affecting the industry in which the affected entity operates (provided that such change does not affect such entity in a disproportionate manner), or (C) proximately and primarily results from the announcement of the execution of this Agreement and the transactions contemplated hereby.

“Option Exchange Ratio” shall mean the quotient obtained by dividing the Per-Share Cash Amount by the Acquiror Stock Price.

“Per-Share Cash Amount” shall mean $3.95 per share of Company Common Stock. The Per-Share Cash Amount shall not be adjusted on account of any consideration (in any form whatsoever) received by the Company from the date hereof to the Effective Time pursuant to the exercise, conversion or exchange of any Company Options.

“Person” shall mean any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

“Replacement Option” shall mean an option to purchase shares of Acquiror Common Stock issued by Acquiror at the Effective Time pursuant to the terms of this Agreement and

Acquiror’s Amended and Restated 1996 Stock Incentive Plan, in substitution for a Company Option held by a Continuing Employee and that is unexpired, unexercised and outstanding immediately prior to the Effective Time.

“Repurchase Rights” shall mean outstanding rights to repurchase unvested shares of Company Common Stock that are held by the Company.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Subsidiary” shall mean any corporation, association, business entity, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” shall mean any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes.

1.2 The Merger. At the Effective Time (as such term is defined in Section 1.5), on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger in substantially the form attached hereto as Exhibit A (the “Certificate of Merger”) and the applicable provisions of Delaware Law, Sub shall merge with and into the Company, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.3 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at a time and date to be specified by the parties which will be no later than the second Business Day after the satisfaction or waiver of each of the conditions set forth in Article VI (but in no event earlier than January 12, 2004) or at such other time as the parties hereto agree in writing. The Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, or at such other location as the parties hereto agree. The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.4 Closing Deliveries.

(a) Acquiror and Sub Delivery. Acquiror and Sub shall deliver to the Company, at or prior to the Closing, a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror and on behalf of Sub by a duly authorized officer of Sub, to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied.

(b) Company Deliveries. The Company shall deliver to Acquiror, at or prior to the Closing, each of the following:

(i) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a) has been satisfied;

(ii) the Spreadsheet and certificates executed by (i) the Chief Executive Officer of the Company, dated as of the Closing Date, certifying that such Spreadsheet is true, correct and complete, and (ii) an authorized signatory of the transfer agent of the Company, dated as of the Business Day immediately preceding the Closing Date, certifying as to the number of shares of Company Common Stock outstanding;

(iii) an offer letter, a Proprietary Information and Inventions Agreement and an Arbitration Agreement in substantially the forms attached hereto as Exhibit C, and a Benefits/Acceleration Waiver in the form attached hereto as Exhibit D, executed by no fewer than the percentages of Company employees specified in Schedule 6.3(f)-2 to whom Acquiror makes an offer of employment;

(iv) if requested by Acquiror in writing, (A) a true, correct and complete copy of resolutions adopted by the Company Board, certified by the Secretary of the Company, authorizing the termination of each or all of the Company Employee Plans (as such term is defined in Section 2.13(a)), including the Company’s 401(k) Plan (the “401(k) Plan”), requested by Acquiror to be terminated, and (B) an amendment to the 401(k) Plan, executed by the Company, that is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the Tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination;

(v) FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit E, dated as of the Closing Date and executed by the Company, together with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Effective Time, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit F, dated as of the Closing Date and executed by the Company;

(vi) a certificate from the Secretary of State of the State of Delaware and each other State in which the Company or any Subsidiary is qualified to do business as a foreign corporation certifying that the Company or such Subsidiary is in good standing and that all applicable Taxes and fees of the Company or such Subsidiary through and including the Closing Date have been paid.

1.5 Effective Time. At the Closing, after the satisfaction or waiver of each of the conditions set forth in Article VI, Sub and the Company shall cause the Certificate of Merger, together with the required officers’ certificates, to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by Acquiror and the Company and specified in the Certificate of Merger being referred to herein as the “Effective Time”).

1.6 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become debts, liabilities and duties of the Surviving Corporation.

1.7 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation will be amended at the Effective Time to read: “The name of the corporation is Latitude Communications, Inc.”

(b) At the Effective Time, the Bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

1.8 Directors and Officers. At the Effective Time, the directors and officers of Sub, as constituted immediately prior to the Effective Time, shall be the directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

1.9 Effect on Capital Stock.

(a) On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any holder of Company Common Stock or Company Options:

(i) At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares canceled pursuant to Section 1.9(b)) shall be converted into the right to receive, subject to and in accordance with Section 1.10(c), an amount of cash equal to the Per-Share Cash Amount, without interest. As of the Effective Time, all such shares of Company Common Stock shall automatically be cancelled and no longer deemed outstanding, and the holders thereof shall not have any rights with respect thereto, except the right to receive the Per-Share Cash Amount, without interest, upon surrender of Certificates (as defined in Section 1.10) in accordance with Section 1.10.

(ii) The payout of cash pursuant to clause (i) of Section 1.9(a) in exchange for Company Common Stock that immediately prior to the Effective Time was restricted or not fully vested shall be subject to the same restrictions and vesting arrangements that were applicable to such Company Common Stock immediately prior to or at the Effective Time (and no vesting acceleration shall occur by reason of the Merger). Therefore, cash otherwise payable pursuant to Section 1.9(a)(i) in exchange for each share of Company Common Stock that immediately prior to the Effective Time was restricted or not fully vested shall not be payable by Acquiror at the Effective Time, and shall instead be paid out on the date that such share of Company Common Stock would have become vested under the vesting schedule in place for each such share immediately prior to or at the Effective Time (subject to the conditions and other terms of such vesting schedule, and provided that if such conditions and terms are not satisfied and vesting ceases to continue at any point after the Effective Time, no cash payments shall be made with respect to the unvested shares of Company Common Stock). All amounts payable pursuant to this Section 1.9(a)(ii) shall be subject to any required withholding of Taxes and shall be paid without interest.

(iii) At the Effective Time, each Company Option held by a Continuing Employee that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall terminate at the Effective Time, and in substitution therefor, and contingent upon the receipt by Acquiror of an executed Benefit/Acceleration Waiver from such Continuing Employee pursuant to Section 5.13 hereof, Acquiror shall issue to such Continuing Employee a Replacement Option in accordance with Section 5.11. With respect to each such Company Option that immediately prior to the Effective Time was not fully vested, the corresponding Replacement Option shall be subject to the same vesting arrangements and vested status that were applicable to such Company Option immediately prior to or at the Effective Time, and no vesting acceleration of these options shall occur by reason of the Merger or any subsequent event.

(iv) At the Effective Time, each other Company Option (other than those held by Continuing Employees and substituted with a Replacement Option pursuant to Section 1.9(a)(iii)) that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be assumed at the Effective Time, and the holder of each such Company Option shall automatically be entitled to receive therefor an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) the number of shares of Company Common Stock as to which such Company Option was vested and exercisable immediately prior to the Effective Time (after taking into account the Permitted Acceleration, but no other acceleration of vesting), and (ii) the Per-Share Cash Amount minus the exercise price of such Company Option immediately prior to the Effective Time (the “Cash-Out Amount”); provided, however, that if the Per-Share Cash Amount does not exceed the exercise price of such Company Option immediately prior to the Effective Time, the Cash-Out Amount for such Company Option shall be zero; provided further, that no cash will be paid with respect to shares of Company Common Stock subject to any such Company Option which are unvested immediately prior to the Effective Time (after taking into account the Permitted Acceleration, but no other acceleration of vesting); provided further, that nothing in this Section 1.9(a)(iv) shall prohibit the holder of a Company Option from exercising such Company Option prior to the Effective Time in accordance with its terms. “Permitted Acceleration” shall mean (A) with respect to any such Company Option issued under the Company’s 1999 Directors’ Stock Option Plan or as otherwise set forth on Schedule 1.9(a)(iv), acceleration of vesting of 100% of the shares subject to such Company Option that are unvested as of immediately prior to the Effective Time, and (B) with respect to any such Company Option issued under any other Company Option Plan that by the terms of the Company Option Plan so provides, acceleration of vesting of 50% of the shares subject to such Company Option that are unvested as of immediately prior to the Effective Time. Acquiror (or the Exchange Agent, as defined in Section 1.10(a)) shall issue a check payable to each holder of any such Company Option in an amount equal to the Cash-Out Amount for such Company Option within 15 Business Days after the Closing Date. All amounts payable pursuant to this Section 1.9(a)(iv) shall be subject to any required withholding of Taxes and shall be paid without interest.

(v) The Company shall take all actions necessary pursuant to the terms of the Company ESPP in order to shorten each currently ongoing purchase and/or offering period under such plan which extends beyond the Effective Time (the “Current Offerings”) such that a new purchase date for each such Current Offering shall occur prior to the Effective Time and shares shall be purchased by Company ESPP participants prior to the Effective Time. The Company ESPP shall terminate immediately prior to the earlier of (i) the Effective Time or (ii) the date upon which the Company ESPP terminates by its terms. Subsequent to the date of this Agreement, the Company shall take no action, pursuant to the terms of the Company ESPP, to commence any new purchase and/or offering period.

(vi) Each share of capital stock of Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole stockholder of Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Sub common stock will evidence ownership of such shares of common stock of the Surviving Corporation.

(b) Cancellation of Company Common Stock Owned by the Company and Acquiror. At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time, and each share of Company Common Stock owned by Acquiror or any direct or indirect wholly owned subsidiary of the Company or Acquiror immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof.

(c) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Common Stock or Acquiror Common Stock occurring after the date hereof and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(d) Appraisal Rights. Notwithstanding anything contained herein to the contrary, other than the following provisions of this Section 1.9(d), any Dissenting Shares shall not be converted into the right to receive the cash amount provided for in Section 1.9(a), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Section 262 of Delaware Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the cash payable pursuant to Section 1.9(a) in respect of such shares as if such shares never had been Dissenting Shares, and Acquiror shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.10(c), following the satisfaction of the applicable conditions set forth in Section 1.10(c), the amount of cash to which such holder would be entitled in respect thereof under this Section 1.9 as if such shares never had been Dissenting Shares (and all such cash shall be deemed for all purposes of this Agreement to have become deliverable to such holder pursuant to Section 1.9(a)). The Company shall give Acquiror (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Acquiror, or as otherwise required under Delaware Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares.

(e) Rights Not Transferable. The rights of the securityholders of the Company as of immediately prior to the Effective Time are personal to each such securityholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

1.10 Surrender of Certificates.

(a) Exchange Agent. Acquiror’s transfer agent shall act as exchange agent (the “Exchange Agent”) in the Merger.

(b) Acquiror to Deposit Cash. Promptly following the Closing Date, Acquiror shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Acquiror may adopt, the cash payable pursuant to Section 1.9(a) (other than as provided in Section 1.9(a)(ii) with respect to any shares of Company Common Stock that immediately prior to the Effective Time were restricted or not fully vested).

(c) Exchange Procedures. Promptly following the Closing Date, Acquiror shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates (“Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive cash pursuant to Section 1.9(a), a letter of transmittal in customary form (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Acquiror may reasonably specify), together with related instructions. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, each holder of such Certificate shall be entitled to receive in exchange therefor a check for the cash amount that such holder has the right to receive pursuant to Section 1.9(a) in respect of such Certificate, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive cash pursuant to Section 1.9(a).

(d) No Interest. No interest will be paid or accrued on any cash payable pursuant to Section 1.9(a).

(e) Transfers of Ownership. If any cash amount payable pursuant to Section 1.9(a) is to be paid to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to Acquiror or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.10, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Unclaimed Cash. Any portion of funds held by the Exchange Agent which have not been delivered to any holders of Certificates pursuant to this Article I within six months after the Effective Time shall promptly be paid to Acquiror, and thereafter each holder of a Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 1.10(c) shall look only to the Surviving Corporation (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to Section 1.9(a). Notwithstanding anything to the contrary contained herein, if any Certificate has not been surrendered prior to the fifth anniversary of the Effective Time (or immediately prior to such earlier date on which the merger consideration contemplated by Section 1.9(a) in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any amounts payable in respect of such Certificate shall, to the extent permitted by applicable law, become the property of Acquiror, free and clear of all claims or interests of any Person previously entitled thereto.

1.11 No Further Ownership Rights in Company Common Stock. All cash paid or payable following the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for any reason, such Certificate shall be canceled and exchanged as provided in this Article I.

1.12 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such cash as may be required pursuant to Section 1.9 in respect of such Certificate; provided, however, that Acquiror or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to deliver a bond in such sum as Acquiror or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation, the Exchange Agent and/or any of their respective representatives or agents with respect to such Certificate.

1.13 Tax Consequences. Acquiror makes no representations or warranties to the Company or to any Company securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company securityholder of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company and its securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby.

1.14 Withholding Rights. The Surviving Corporation shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, shares deliverable upon exercise of Replacement Options issued pursuant to this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any holder of any shares of Company Common Stock, any Company Options or any Certificates such amounts as the Surviving Corporation is required to deduct and withhold with respect to any such deliveries and payments under the Code, any provision of state, local, provincial or foreign Tax law, or pursuant to other applicable judgments, decrees, injunctions or orders. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.15 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in the disclosure letter of the Company delivered to Acquiror and Sub concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) (each of which exceptions, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and to the extent the relevance of such disclosure to other representations and warranties is clearly apparent from the actual text of the disclosed exception), and each of which exceptions shall also be deemed to be representations and warranties made by the Company to Acquiror and Sub), the Company represents and warrants to Acquiror and Sub as follows:

2.1 Organization, Standing and Power. Each of the Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and each Subsidiary has the corporate power to own its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect on the Company. The Company has delivered to Acquiror a true, correct and complete copy of the Certificate of Incorporation and Bylaws or other comparable governing documents, as applicable, of the Company and each Subsidiary, in each case as amended to date. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Schedule 2.1 sets forth a true, correct and complete list of each Subsidiary, and if there are not any Subsidiaries, the Company shall so indicate thereon. The Company is the owner of all of the issued and outstanding shares of capital stock of each Subsidiary and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the issued and outstanding shares of capital stock of each Subsidiary are owned by the Company free and clear of all Encumbrances and are not subject to any preemptive right or right of first refusal created by statute, the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of such Subsidiary or any agreement to which such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person.

2.2 Capital Structure.

(a) The authorized capital stock of the Company consists solely of (i) 75,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of Company Preferred Stock. A total of 19,687,229 shares of Company Common Stock are issued and outstanding as of the date hereof. No shares of Company Preferred Stock are issued and outstanding as of the date hereof. The Company holds no treasury shares. There are no other issued and outstanding shares of capital stock or voting securities of the Company and no outstanding commitments to issue any shares of capital stock or voting securities of the Company, other than (A) pursuant to the exercise of Company Options outstanding as of the date hereof under the Company Option Plans and (B) pursuant to the Company ESPP. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of all Encumbrances, preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the Certificate of Incorporation or Bylaws of the Company or any agreement to which the Company is a party or by which it is bound. There are no issued and outstanding shares of Company Common Stock that are subject to Repurchase Rights. All issued and outstanding shares of Company Common Stock and all outstanding Company Options were issued in compliance with all applicable federal and state securities laws and all requirements set forth in applicable Contracts. There is no liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act any of the presently outstanding shares of Company Common Stock or other securities or any capital stock or other securities that may be subsequently issued.

(b) The Company has reserved 10,440,188 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 4,186,974 shares have been issued pursuant to option exercises or direct stock purchases, 4,912,987 shares are subject to outstanding and unexercised Company Options, and 1,340,227 shares remain available for issuance thereunder. The Company has reserved 1,269,320 shares of Company Common Stock for issuance to employees pursuant to the Company ESPP, of which 758,900 shares have been issued, and 510,420 shares remain available for issuance thereunder. The Company has granted no Company Options outside the Company Option Plans. Schedule 2.2(b)-1 sets forth a true, correct and complete list of all holders of outstanding Company Options, whether or not granted under the Company Option Plans, including the number of shares of Company Common Stock subject to each such option, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such option under Section 422 of the Code and the term of each such option. In addition, Schedule 2.2(b)-2 sets forth a true, correct and complete list (which Schedule shall be a subset of Schedule 2.2(b)-1) of all holders of outstanding Company Options that are held by Persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons), including a description of the relationship between each such Person and the Company and the reason for the grant of such Company Options to each such Person.

(c) No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the date hereof (collectively, “Company Voting Debt”).

(d) Except for (i) the rights created pursuant to this Agreement, (ii) the Company’s right to repurchase any unvested shares of Company Common Stock under the Company Option Plans, (iii) Company Options listed on Schedule 2.2(b)-1, and (iv) purchase rights accumulated under the Company ESPP, there are no options, warrants, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any capital stock of the Company, any options or warrants to purchase capital stock of the Company, or any Company Voting Debt, or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except as provided for in this Agreement, there are no Contracts relating to voting, purchase or sale of any Company Common Stock (i) between or among the Company and any of its securityholders, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the Company’s knowledge, between or among any of the Company’s securityholders. The terms of the Company Option Plans and the applicable stock option agreements permit the assumption by Acquiror of the outstanding Company Options as provided in this Agreement, without the consent or approval of the holders of such securities, the Company stockholders, or otherwise. Neither the Company Option Plans nor any Contract of any character to which the Company or any Subsidiary is a party to or by which the Company or any Subsidiary is bound relating to any Company Options requires or otherwise provides for any accelerated vesting or exercisability of any Company Options in connection with the Merger or any other transaction contemplated by this Agreement or upon termination of employment or service with the Company or with Acquiror or any Subsidiary following the Merger or otherwise. True, correct and complete copies of each of the Company Option Plans, the Company ESPP and all agreements and instruments relating to or issued under the Company Option Plans and the Company ESPP (including executed copies of all agreements and instruments relating to each Company Option and the shares of Company Common Stock purchased under such option) have been provided to Acquiror, and such agreements and instruments have not been amended, modified or supplemented since being provided to Acquiror, and there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any case from those provided to Acquiror.

(e) As of the Closing, (i) no Person named in the Spreadsheet will have any right to acquire any shares of capital stock of the Company or Company Options or other securities of the Company other than as disclosed in the Spreadsheet (as defined in Section 5.12), and (ii) no Person not named in the Spreadsheet will have any right to acquire any shares of capital stock of the Company or Company Options or other securities of the Company from the Company. In addition, the Company Options disclosed in the Spreadsheet will be, as of the Closing, free and clear of any Encumbrances created by the Certificate of Incorporation or Bylaws of the Company or any agreement to which the Company is a party or by which it is bound.

2.3 Authority; Noncontravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of the Company stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and, subject to the approval of the Company’s stockholders, the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the full Company Board, has (i) approved this Agreement and the Merger, (ii) determined that this Agreement and the terms and conditions of the Merger and this Agreement are fair, just, reasonable, equitable, advisable and in the best interests of the Company and its stockholders, and (iii) directed that the adoption of this Agreement and approval of the Merger be submitted to the Company stockholders for consideration and recommended that all of the stockholders of the Company adopt and approve this Agreement and approve the Merger. The affirmative votes of the holders of a majority of all shares of the Company Common Stock issued and outstanding on the record date set for the meeting of the Company’s stockholders to adopt and approve this Agreement and approve the Merger and the Certificate of Merger (the “Company Stockholders Meeting”) are the only votes of the holders of capital stock of the Company necessary to adopt and approve this Agreement and approve the Merger and the Certificate of Merger under applicable law and the Company’s Certificate of Incorporation (the “Company Stockholder Approvals”).

(b) The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company or any Subsidiary or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation or Bylaws or other comparable governing documents of the Company or any Subsidiary, in each case as amended to date, or (B) any material mortgage, indenture, Contract, permit, concession, franchise, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any Subsidiary or any of their respective properties or assets, assuming that all novations or consents to assignment with respect to those Contracts set forth on Schedule 2.22 are obtained prior to the Closing.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, together with the required officers’ certificates, as provided in Section 1.4, (ii) such filings as may be required under the HSR Act and any applicable foreign Antitrust Law (as defined in Section 5.6), (iii) the filing of the Proxy Statement with the SEC, and (iv) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company or Acquiror and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

2.4 SEC Filings; Company Financial Statements.

(a) The Company has filed all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be filed by the Company with the SEC since the effective date of the registration statement of the Company’s initial public offering and all such forms, statements, schedules, reports and documents in the form filed with the SEC are available on the SEC’s EDGAR website. All such required forms, statements, schedules, reports and documents (including those that Company may file subsequent to the date hereof) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Company SEC Report. None of the Company’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Financial Statements”), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Company and its subsidiaries as at the respective dates thereof and the consolidated results of Company’s and its subsidiaries’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of the Company as of September 30, 2003 (the “Company Balance Sheet Date”) previously provided to Acquiror is hereinafter referred to as the “Company Balance Sheet.” Except as disclosed in the Financial Statements, since the Company Balance Sheet Date, neither Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, except for: (i) liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practices which are of the type which ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, tort or violation of law, (ii) those set forth or adequately provided for in the Company Balance Sheet and (iii) the fees and expenses of investment bankers, attorneys and accountants incurred in connection with this Agreement. Except for obligations and liabilities reflected in the Financial Statements, the Company has no material off-balance sheet obligation or liability of any nature (matured or unmatured, fixed or contingent) to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Company Balance Sheet as required by Statement No. 5. The Financial Statements comply in all material respects with the American Institute of Certified Public Accountants’ Statement of Position 97-2. The Company has not had any dispute with any of its auditors regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year-to-date.

(c) The Company has heretofore furnished to Acquiror a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act, as well as any comment letters or similar correspondence received by the Company from the SEC during the Company’s current fiscal year.

(d) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data. To the Company’s knowledge, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(e) Schedule 2.4(e) sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which Company and its Subsidiaries maintain accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom.

(f) Schedule 2.4(f) accurately lists all indebtedness of Company and its Subsidiaries for money borrowed (“Debt”), including, for each item of Debt, the agreement governing the Debt and the interest rate, maturity date and any assets or properties securing such Debt. All Debt may be prepaid at the Closing without penalty under the terms of the agreements governing such Debt.

2.5 Absence of Certain Changes. Since the Company Balance Sheet Date, each of the Company and each Subsidiary has conducted its business only in the ordinary course consistent with past practice and (i) there has not occurred any change, event or condition (whether or not covered by insurance) that, individually or in the aggregate with any other changes, events and conditions, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect on the Company, (ii) neither the Company nor any Subsidiary has made or entered into any agreement, commitment or letter of intent with respect to any acquisition, sale or transfer of any material asset of the Company or any Subsidiary, (iii) there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by the Company or any Subsidiary or any revaluation by the Company of any of its or any Subsidiary’s assets, (iv) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to any securities of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities, other than repurchases of stock in accordance with the Company Option Plans in connection with the termination of employees or other service providers, (v) neither the Company nor any Subsidiary has entered into, amended or terminated any material Contract (including any Contract that by its terms requires or contemplates a current and/or future financial commitment, expense or obligation that involves in excess of $100,000), and there has not occurred any default under any material Contract to which the Company or any Subsidiary is a party or by which it is, or any of its assets and properties are, bound, (vi) there has not occurred any amendment or change to the Certificate of Incorporation or Bylaws or other comparable governing documents of the Company or any Subsidiary, (vii) there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company or any Subsidiary to any of its directors, officers, employees or consultants or any new loans or extension of existing loans to any such Persons, and neither the Company nor any Subsidiary has entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons, (viii) there has not occurred the execution of any employment agreements or service Contracts (other than employment offer letters for newly-hired employees and service Contracts, in each case in the ordinary course of business and that are immediately terminable by the Company without cost or liability) or the extension of the term of any existing employment agreement or service Contract with any Person in the employ or service of the Company or any Subsidiary, (ix) there has not occurred any change with respect to the management, supervisory or other key personnel of the Company, any termination of employment of a material number of employees, or any labor dispute or claim of unfair labor practices involving the Company or any Subsidiary, (x) neither the Company nor any Subsidiary has incurred, created or assumed any security interest, pledge or lien on any of its material assets or properties, any liability or obligation for borrowed money or any liability or obligation as guaranty or surety with respect to the obligations of others, (xi) neither the Company nor any Subsidiary has paid or discharged any Encumbrance or liability which was not shown on the Company Balance Sheet (as defined below) or incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (xii) neither the Company nor any Subsidiary has incurred any liability to its directors, officers or stockholders (other than liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business, consistent with past practice), (xiii) neither the Company nor any Subsidiary has made any deferral of the payment of any accounts payable other than in the ordinary course of business, consistent with past practice, or in an amount in excess of $100,000, or any discount, accommodation or other concession made other than in the ordinary course of business, consistent with past practice, in order to accelerate or induce the collection of any receivable, (xiv) neither the Company nor any Subsidiary has made any material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers, (xv) there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the assets, properties or business of the Company or any Subsidiary, and (xvi) there has not occurred any announcement of, any negotiation by or any entry into any Contract by the Company or any Subsidiary to do any of the things described in the preceding clauses (i) through (xv).

2.6 Litigation. There is no private or governmental action, suit, proceeding, claim, mediation or arbitration pending before any Governmental Entity against, nor to the Company’s knowledge no investigation by any Governmental Entity of, the Company or any Subsidiary or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries). To the knowledge of the Company and each Subsidiary, no such action, suit, proceeding, claim, arbitration or investigation is threatened, nor is there any reasonable basis for any such action, suit, proceeding, claim, arbitration or investigation. There is no judgment, decree, injunction or order against the Company or any Subsidiary, any of their respective assets or properties, or, to the knowledge of the Company and each Subsidiary, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries). To the knowledge of the Company or any Subsidiary, there is no reasonable basis for any Person to assert a claim against the Company or any Subsidiary based upon the Company entering into this Agreement or any of the other transactions or agreements contemplated hereby. Neither the Company nor any Subsidiary has any action, suit, proceeding, claim or arbitration against any other Person.

2.7 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any Subsidiary which has or could reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting or impairing any current or future business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct of business by the Company or any Subsidiary as currently conducted or as proposed to be conducted by the Company or any Subsidiary.

2.8 Compliance with Laws; Governmental Permits.

(a) Each of the Company and each Subsidiary has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business. Since inception, neither the Company nor any of its Subsidiaries, nor any director, officer, Affiliate or employee thereof, has given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value, with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of a government official or employee, to any (i) governmental official or employee, (ii) political party or candidate thereof, or (iii) Person while knowing that all or a portion of such money or thing of value would be given or offered to a governmental official or employee or political party or candidate thereof.

(b) Each of the Company and each Subsidiary has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the operation of the Company’s or any Subsidiary’s business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Neither the Company nor any Subsidiary has received any written or, to its knowledge, oral notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of law or any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization. None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement.

2.9 Title to Property and Assets. Each of the Company and each Subsidiary has good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company peaceful and undisturbed leasehold possession of the properties and assets that are the subject of the leases, in each case, free and clear of all Encumbrances, except (i) liens for current Taxes not yet due and payable and statutory liens incurred in the ordinary course of business consistent with past practice for obligations not past due, (ii) such imperfections of title and non-monetary Encumbrances as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, and (iii) liens securing indebtedness that is reflected on the Company Balance Sheet. The plant, property and equipment of each of the Company and each Subsidiary that are used in the operations of their respective businesses are (i) suitable for the uses to which they are currently employed, (ii) in good operating condition and repair, subject to normal wear and tear, (iii) regularly and properly maintained, (iv) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice, and (v) to the knowledge of the Company and each Subsidiary, free from any material defects. All properties used in the operations of the Company or any Subsidiary are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected. Schedule 2.9 identifies each parcel of real property owned or leased by the Company or any Subsidiary. The Company and its Subsidiaries are not in violation of any zoning, building, safety or environmental ordinance, regulation or requirement applicable to the operation of its owned or leased real properties, nor has the Company or any of its Subsidiaries received any notice of violation of any such ordinance, regulation or requirement with which it has not complied. The Company and its Subsidiaries have adequate rights of ingress and egress into any real property used in the operation of their respective businesses. The Company has heretofore provided to Acquiror true, correct and complete copies of all leases, subleases and other agreements under which the Company and/or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto.

2.10 Intellectual Property.

(a) The Company and its Subsidiaries (i) own and have independently developed or (ii) have the valid right or license to any and all worldwide industrial and intellectual property rights and all rights associated therewith, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all industrial designs and any registrations and applications therefor, all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all computer software, including all source code, object code, firmware, development tools, files, records and data, all schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing (collectively, “Intellectual Property”) used in the conduct of the business of the

Company and any Subsidiary as currently conducted or as proposed to be conducted by the Company and any Subsidiary, including the design, development, manufacture, use, import and sale of products and technology and the performance of services (such Intellectual Property being collectively referred to as the “Company IP Rights”). The Company IP Rights are sufficient for the conduct of the business of the Company and any Subsidiary as currently conducted and as proposed to be conducted by the Company or any Subsidiary, including the design, development, manufacture, use, import and sale of products and technology and the performance of services. “Company-Owned IP Rights” means Company IP Rights that are owned by or exclusively licensed to Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries has transferred ownership of any Intellectual Property that is or was Company-Owned IP Rights, to any third party, or knowingly permitted the Company’s rights in any Intellectual Property that is or was Company-Owned IP Rights to lapse or enter the public domain (other than through the expiration of registered Intellectual Property at the end of its maximum statutory term). The Company owns and has good and exclusive title to each item of Company-Owned IP Rights owned by it, free and clear of any Encumbrances. The right, license and interest of Company or a Subsidiary of Company in and to all Intellectual Property licensed by the Company or a Subsidiary from a third party are free and clear of all Encumbrances (excluding restrictions contained in the applicable license agreements with such third parties). After the Closing, all Company-Owned IP Rights will be fully transferable, alienable or licensable by Acquiror without restriction and without payment of any kind to any third party.

(c) Schedule 2.10(c) lists all products or services produced, marketed, licensed, sold, distributed, demonstrated or provided by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary (each such product or service being a “Company Product”) by name and version number.

(d) Schedule 2.10(d) lists all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered Internet domain names; (iv) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, the Company or any of its Subsidiaries (“Company Registered Intellectual Property”), including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. Each item of Company Registered Intellectual Property is subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s and its Subsidiaries’ ownership interests therein. Schedule 2.10(d) sets forth a list of all actions that are required to be taken by the Company or its Subsidiaries within 120 days of the date hereof with respect to any of the Company Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Company Registered Intellectual Property.

(e) Schedule 2.10(e)(i)-(iii) lists (i) all licenses, sublicenses and other agreements as to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any Company IP Rights, other than end user customer Contracts on the Company’s standard, unmodified forms, (ii) other than “shrink wrap” and similar widely available commercial end-user licenses that have an individual acquisition cost of $10,000 or less, all licenses, sublicenses and other agreements to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary acquired or is authorized to use any third party Intellectual Property (“Third Party Intellectual Property Rights”); and (iii) all licenses, sublicenses and other agreements pursuant to which the Company or any of its Subsidiaries has agreed to any restriction on the right of the Company or any of its Subsidiaries to use or enforce any Company-Owned IP Rights. None of the licenses or agreements listed in Schedule 2.10(e) (in response to clause (i) above) grants any third party exclusive rights to or under any Company IP Rights or grants any third party the right to sublicense any Company IP Rights.

(f) Neither the Company nor any Subsidiary is or shall be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement, assuming that all novations or consents to assignment with respect to those Contracts set forth on Schedule 2.22 are obtained prior to the Closing, in breach of any agreement governing any Company IP Rights (the “Company IP Rights Agreements”) and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to the Company IP Rights Agreements, or give any non-Company party to any Company IP Rights Agreement the right to do any of the foregoing. Following the Closing, assuming that all novations or consents to assignment with respect to those Contracts set forth on Schedule 2.22 are obtained prior to the Closing, Acquiror will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under the Company IP Rights Agreements to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay. Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company-Owned IP Right, or materially impair the right of the Company, any Subsidiary or Acquiror to use, possess, sell or license any Company-Owned IP Right or portion thereof. There are no royalties, honoraria, fees or other payments payable by the Company or any of its Subsidiaries to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company-Owned IP Rights by the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary has entered into any agreement to indemnify any other person against any charge of infringement or misappropriation of any intellectual property rights of any third party, other than indemnification provisions contained in purchase orders, distribution agreements, service agreements, license agreements or any agreements governing the Company’s sale of hardware products arising in the ordinary course of business, in each case on the Company’s standard, unmodified forms.

(g) There is no unauthorized use, disclosure, infringement or misappropriation of any Company IP Rights, by any third party, including any employee or former employee of the Company or any Subsidiary. Neither the Company nor any Subsidiary has brought any action, suit or proceeding for infringement or misappropriation of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party.

(h) Neither the Company nor any Subsidiary has been sued in any suit, action or proceeding (or received any notice or, to the knowledge of the Company or any Subsidiary, threat) which involves a claim of infringement or misappropriation of any Intellectual Property right of any third party or which contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property right. Neither the Company nor any Subsidiary has received any communication that involves an offer to license or grant any other rights or immunities under any Intellectual Property of any third party. The operation of the business of the Company and its Subsidiaries as such business is currently conducted and as proposed to be conducted by the Company or any Subsidiary, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution and/or use of any Company Product and (ii) the Company’s or any Subsidiary’s use of any product, device or process used in the business of the Company or its Subsidiaries as currently conducted and as proposed to be conducted by the Company or any Subsidiary, does not and will not infringe or misappropriate the Intellectual Property of any third party and does not and will not constitute unfair competition or unfair trade practices under the laws of any jurisdiction and there is no substantial basis for a claim that the manufacture, use, importation, sale, offer for sale, or other distribution or license of any Company Product or the operation of the business of the Company and its Subsidiaries is infringing or has infringed on or misappropriated any Intellectual Property of a third party. None of the Company-Owned IP Rights, the Company Products, the Company or any of its Subsidiaries is subject to any proceeding or outstanding order, Contract or stipulation (A) restricting in any manner the use, transfer, or licensing by the Company or any of its Subsidiaries of any Company-Owned IP Right or any Company Product, or which may affect the validity, use or enforceability of any such Company-Owned IP Right or Company Product (other than restrictions contained in applicable inbound license agreements), or (B) restricting the conduct of the business of the Company or any of its Subsidiaries in order to accommodate third party Intellectual Property rights.

(i) Neither the Company nor any Subsidiary has received any opinion of counsel that any third party Intellectual Property applies to any Company Product or the operation of the business of the Company or any Subsidiary, as previously or currently conducted, or as proposed to be conducted by the Company or any Subsidiary.

(j) Each of the Company and each Subsidiary has secured from all of its consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company IP Rights, which the Company or any Subsidiary purport to own, unencumbered and unrestricted exclusive ownership of, all such third party’s Intellectual Property in such contribution that the Company or any Subsidiary does not already own by operation of law and such third party has not retained any rights or licenses with respect thereto. Without limiting the foregoing, the Company and each Subsidiary has obtained proprietary information and invention disclosure and assignment agreements from all current and former employees and consultants of the Company and each Subsidiary. Except as set forth on Schedule 2.10(j), no current or former employee, consultant or independent contractor of the Company or any Subsidiary: (i) is in material violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. The employment of any employee of the Company or any Subsidiary or the use by the Company or any Subsidiary of the services of any consultant or independent contractor does not subject the Company or any Subsidiary to any liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company or any Subsidiary, whether such liability is based on contractual or other legal obligations to such third party. No current or former employee, consultant or independent contractor of the Company or any Subsidiary has any right, license, claim or interest whatsoever in or with respect to any Company IP Rights. To the extent that any technology, software or other Intellectual Property developed or otherwise owned by a third party is incorporated into, integrated or bundled with, or used by the Company or its Subsidiaries in the development, manufacture or compilation of any of the Company Products, the Company or a Subsidiary have a written agreement with such third party with respect thereto pursuant to which the Company or a Subsidiary either (A) have obtained complete, unencumbered and unrestricted ownership of, and are the exclusive owners of, or (B) have obtained perpetual, non terminable licenses (sufficient for the conduct of its business as currently conducted by the Company and its Subsidiaries and as proposed to be conducted by the Company and its Subsidiaries) to all such third party’s technology, software or other Intellectual Property by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

(k) Each of the Company and each Subsidiary has taken all necessary and appropriate steps to protect and preserve the confidentiality of all confidential or non-public information included in the Company IP Rights (“Confidential Information”). All use, disclosure or appropriation of Confidential Information owned by the Company or any Subsidiary by or to a third party has been pursuant to the terms of a written agreement between the Company or one or more Subsidiaries and such third party. All use, disclosure or appropriation of Confidential Information not owned by the Company or any Subsidiary has been pursuant to the terms of a written agreement between the Company and the owner of such Confidential Information, or is otherwise lawful. All current and former employees and consultants of the Company and its Subsidiaries having access to Confidential Information or proprietary information of any of their respective customers or business partners have executed and delivered to the Company an agreement regarding the protection of such Confidential Information or proprietary information (in the case of proprietary information of the Company’s and its Subsidiaries’ customers and business partners, to the extent required by such customers and business partners).

(l) Schedule 2.10(l) lists all software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) (“Open Source Materials”) used by the Company or any Subsidiary in any way, and describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company or any Subsidiary).

(m) Neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company IP Rights or Company Products; (ii) distributed Open Source Materials in conjunction with any Company IP Rights or Company Products; or (c) used Open Source Materials that create, or purport to create, obligations for the Company or such Subsidiary with respect to any Company IP Rights or grant, or purport to grant, to any third party, any rights or immunities under any Company IP Rights (including, but not limited to, using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

(n) All products sold, licensed, leased or delivered by the Company or any Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers on or prior to the Closing Date conform in all material respects to applicable contractual commitments, express and implied warranties, product or service specifications, documentation, packaging, advertising and marketing materials and to any representations provided to customers. Neither the Company nor any Subsidiary has any liability (and, to the knowledge of the Company or any Subsidiary, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company or any Subsidiary giving rise to any material liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet. The Company has provided Acquiror with all documentation and notes relating to the testing of all

Company Products. The Company has documented all material bugs, errors and defects in all the Company Products, and such documentation is retained and is available internally at the Company. For all software used by the Company in providing services, or in developing or making available any of the Company Products, the Company has implemented any and all security patches or upgrades that are generally available for that software.

(o) No (i) government funding; (ii) facilities of a university, college, other educational institution or research center; or (iii) funding from any Person (other than funds received in consideration for Company Common Stock) was used in the development of the Intellectual Property owned by the Company or any Subsidiary. No current or former employee, consultant or independent contractor of the Company or any Subsidiary, who was involved in, or who contributed to, the creation or development of any Intellectual Property, has performed services for any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Subsidiary.

(p) Neither the Company or any Subsidiary nor any other Person acting on their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary or any Person acting on their behalf to any Person of any Company Source Code. Schedule 2.10(p) identifies each Contract pursuant to which the Company or any Subsidiary has deposited, or is or may be required to deposit, with an escrowholder or any other Person, any of the Company Source Code, and describes whether the execution of this Agreement or any of the transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Company Source Code. As used in this Section 2.10(p), “Company Source Code” means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or confidential manufacturing specifications or designs, of any Company IP Rights or Company Products.

(q) Neither the Company nor any Subsidiary has collected any personally identifiable information from any third parties except as described on Schedule 2.10(q). The Company and each Subsidiary have complied with all applicable laws and their respective internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary. The execution, delivery and performance of this Agreement, will comply with all applicable laws relating to privacy and with the Company’s and each Subsidiary’s privacy policies.

2.11 Environmental Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental and Safety Laws” shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.

(ii) “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

(iii) “Property” shall mean all real property leased or owned by the Company or any Subsidiary either currently or in the past.

(iv) “Facilities” shall mean all buildings and improvements on the Property.

(b) (i) No methylene chloride or asbestos is contained in or has been used at or released from the Facilities; (ii) all Hazardous Materials and wastes have been disposed of in accordance with all Environmental and Safety Laws; (iii) neither the Company nor any Subsidiary has received any notice (verbal or written) of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (iv) no notices, administrative actions or suits are pending or threatened relating to an actual or alleged violation of any Environmental and Safety Laws; (v) neither the Company nor any Subsidiary is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), or any analogous state, local or foreign laws arising out of events occurring prior to the Closing Date; (vi) there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from any of the Facilities or any Property; (vii) there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas or oil wells; (viii) there are no polychlorinated biphenyls (“PCBs”) deposited, stored, disposed of or located on any Property or in any of the Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (ix) there is no formaldehyde on any Property or in any of the Facilities, nor is any insulating material containing urea formaldehyde in any of the Facilities; (x) the Facilities and the Company’s and each Subsidiary’s uses and activities therein have at all times complied with all Environmental and Safety Laws; and (xi) each of the Company and each Subsidiary has all the permits and licenses required to be issued under federal, state, local or foreign laws regarding Environmental and Safety Laws and are in full compliance with the terms and conditions of those permits and licenses.

2.12 Taxes.

(a) The Company and each Subsidiary, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any Subsidiary is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have timely paid all Taxes whether or not shown on any Tax Return. All Tax Returns were complete and accurate and have been prepared in substantial compliance with all applicable laws and regulations. The Company has delivered to Acquiror correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries.

(b) The Company Balance Sheet reflects all unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business subsequent to the Company Balance Sheet Date.

(c) There is (i) no claim for Taxes being asserted against the Company or any Subsidiary that has resulted in a lien against the property of the Company or any Subsidiary other than liens for Taxes not yet due and payable, (ii) no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company or any Subsidiary being conducted by a Tax Authority, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect, and (iv) no agreement to any extension of time for filing any Tax Return which has not been filed.

(d) Neither the Company nor any Subsidiary has been or will be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(e) Neither the Company nor any Subsidiary has filed to have the provisions of Section 341(f)(2) of the Code (or comparable provisions of any state Tax laws) apply to any disposition by the Company or any Subsidiary.

(f) Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company or any Subsidiary have any liability or potential liability to another party under any such agreement.

(g) Each of the Company and each Subsidiary has withheld or collected and paid over to the appropriate Tax Authorities (or are properly holding for such timely payment) all Taxes required by law to be withheld or collected for all periods through and including the Closing Date.

(h) Each of the Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law.

(i) Neither the Company nor any Subsidiary has consummated, has participated in, or is currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.

(j) Neither the Company nor any Subsidiary has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation.

(k) Neither the Company nor any Subsidiary has any liability for the Taxes of any person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

(l) The Company for itself and for its subsidiaries has disclosed in Schedule 2.12(l) the amount of any deferred gain or loss arising out of any intercompany transaction.

(m) Neither the Company nor any Subsidiary will be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code

(or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(n) Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(o) None of the Tax attributes (including net operating loss carry forwards and general business Tax credits) of either the Company or any Subsidiary is limited by Sections 382, 383, or 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) for any period ending with or prior to the Closing Date.

(p) Each of the Company and each Subsidiary has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities.

(q) The Company for itself and for its Subsidiaries has provided to the Acquiror all documentation relating to any Tax holidays or incentives. Moreover, the Company and its Subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the transaction contemplated in this Agreement.

(r) Neither the Company nor any Subsidiary has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company and each Subsidiary has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.

(s) Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(t) The Company and each Subsidiary have complied (and until the Effective Time will comply) with all applicable laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), have, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and has timely filed all withholding Tax Returns.

2.13 Employee Benefit Plans and Employee Matters.

(a) Schedule 2.13(a) lists, with respect to the Company, any Subsidiary and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all material employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to a non-officer employee in excess of $10,000, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, retirement, deferred compensation or incentive plans, programs or arrangements, (v) other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, and (vi) any employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company or any Subsidiary of greater than $10,000 remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company or any Subsidiary (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”). The Company has not, since July 30, 2002, extended credit, arranged for the extension of credit, or renewed, modified or forgiven an extension of credit made prior to such date, in the form of a personal loan to or for any officer or director of the Company.

(b) Prior to the date hereof, the Company has furnished to Acquiror a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, provided to Acquiror true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has also provided to Acquiror a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such the Company Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has also provided to Acquiror all registration statements and prospectuses prepared in connection with each Company Employee Plan. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined in writing. No employee of the Company or any Subsidiary and no person subject to any health plan of the Company or any Subsidiary has made medical claims through any such health plan during the 12 months preceding the date hereof for more than $25,000 in the aggregate for which the Company or such Subsidiary is responsible. For purposes of the foregoing sentence, any exception to such representation and warranty set forth in the Company Disclosure Letter shall be stated generally and shall not identify any employee of the Company or such Subsidiary or person subject to any health plan of the Company or such Subsidiary who has made medical claims.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) with respect to any Company Employee Plan, which could reasonably be expected to have, individually or in the aggregate with any such other transactions, a Material Adverse Effect on the Company. Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company, each Subsidiary and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any material default or in violation by any other party to, any of the Company Employee Plans. Neither the Company nor any Subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business, consistent with past practice, after the Company Balance Sheet Date as a result of the operations of Company and its Subsidiaries after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, its Subsidiary and ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and neither the Company nor any Subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquiror, the Surviving Corporation and/or any Subsidiary (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company or any Subsidiary, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor. There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary or ERISA Affiliate to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(d) With respect to each Company Employee Plan, each of the Company and each United States Subsidiary has complied with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder.

(e) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements. No Company Employee Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.

(f) The Company does not currently maintain, sponsor, participate in or contribute to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(g) Neither the Company nor any Subsidiary or ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA.

(h) Each compensation and benefit plan required to be maintained or contributed to by the law or applicable custom or rule of the relevant jurisdiction outside of the United States (each such plan, a “Foreign Plan”) is listed in Schedule 2.13(h). As regards each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of the laws of each jurisdiction in which such Foreign Plan is maintained, to the extent those laws are applicable to such Foreign Plan, (ii) all contributions to, and material payments from, such Foreign Plan which may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the law of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Balance Sheet, (iii) the Company, each Subsidiary, and each ERISA Affiliate has materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, (iv) such Foreign Plan has been administered in all material respects at all times in accordance with its terms and applicable law and regulations, (v) to the knowledge of the Company, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (vi) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any liability with respect to such Foreign Plan other than the triggering of payment to participants, and (vii) except as required by applicable laws, no condition exists that would prevent the Company or any of its Subsidiaries from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan (other than normal and reasonable expenses typically incurred in a termination event) The benefits available under all Foreign Plans in the aggregate do not provide substantially greater benefits to employees of the Company or any Subsidiary participating in such plans than the benefits available under the Company Employee Plans for employees of the Company or any Subsidiary in the United States.

(i) Schedule 2.13(i) lists each Person who the Company reasonably believes is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the date hereof.

(j) Schedule 2.13(j) lists as of the date hereof each employee of the Company or any Subsidiary who is not fully available to perform work because of disability or other leave and also lists, with respect to each such employee, the basis of such disability or leave and the anticipated date of return to full service.

(k) None of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated hereby or any termination of employment or service in connection therewith or subsequent thereto will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase for otherwise enhance any benefits otherwise payable by the Company or any Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to Person.

(l) Each of the Company and each Subsidiary is in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. Each of the Company and each Subsidiary has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company and/or any Subsidiary under any workers compensation plan or policy or for long term disability. Neither the Company nor any Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their respective employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity.

(m) Schedule 2.13(m) sets forth a true, correct and complete list as of the date hereof of all severance agreements and employment agreements to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound. Neither Company nor any of its Subsidiaries has any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which Company has established a reserve for such amount on the Company Balance Sheet and (ii) pursuant to Contracts entered into after the Company Balance Sheet Date and disclosed on Schedule 2.13(m). Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. Neither the Company nor any Subsidiary is aware of any activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company or any Subsidiary, threatened which may interfere with the respective business activities of the Company or any Subsidiary. Neither the Company nor any Subsidiary, nor to the knowledge of the Company and each Subsidiary, any of their respective representatives or employees, has committed any unfair labor practice in connection with the operation of the respective businesses of the Company or any Subsidiary, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or threatened.

(n) No employee of the Company or any Subsidiary is in violation of any term of any employment agreement, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the business conducted or presently proposed to be conducted by the Company or any Subsidiary or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.13(n), no employee of the Company or any Subsidiary has given notice to the Company or any Subsidiary, nor is the Company otherwise aware, that any such employee intends to terminate his or her employment with the Company or any Subsidiary. The employment of each of the employees of the Company or any Subsidiary is “at will” (except for non-U.S. employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and the Company and each Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except as set forth on Schedule 2.13(n). As of the date hereof, the Company has not, and to the Company’s knowledge no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquiror to make an offer of employment to any present or former employee or consultant of the Company and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with Acquiror following the Effective Time.

(o) Each of the Company and each Subsidiary has provided to Acquiror a true, correct and complete list of the names, positions and rates of compensation of all officers, directors, and employees of the Company and each Subsidiary showing each such person’s name, position, annual remuneration, status as exempt/non-exempt, bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Each of the Company and each Subsidiary has provided to Acquiror the additional following information for each of its International employees: city/country of employment; rate of annual remuneration; citizenship; date of hire; manager’s name and work location; date of birth; any material special circumstances (including pregnancy, disability or military service); and whether the employee was recruited from a previous employer.

(p) Each of the Company and each Subsidiary has provided to Acquiror a true, correct and complete list of all of its consultants, advisory board members and independent contractors and for each the initial date of the engagement and whether the engagement has been terminated by written notice by either party.

(q) Each of the Company and each Subsidiary has provided to Acquiror true, correct and complete copies of each of the following: all forms of offer letters; all forms of employment agreements; all forms of services agreements and agreements with current and former consultants and/or advisory board members; all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto); all management organization chart(s); all agreements and/or insurance policies providing for the indemnification of any officers or directors of the Company or any Subsidiary; summary of liability for termination payments to current and former directors, officers and employees of the Company or any Subsidiary; and a schedule of bonus commitments made to employees of the Company or any Subsidiary.

(r) There are no performance improvement or disciplinary actions contemplated or pending against any of the Company’s or any Subsidiary’s current employees.

(s) The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company Business; and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the date hereof.

2.14 Interested Party Transactions. None of the officers, directors, nor to the Company’s knowledge, any employees or any member of their immediate families, (i) has or ever had any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries (except with respect to any interest in less than one percent of the stock of any corporation whose stock is publicly traded), (ii) is or ever was a party to, or otherwise directly or indirectly interested in, any Contract with the Company or any of its Subsidiaries, except for normal compensation for services as an officer, director or employee thereof that have previously been disclosed in writing to Acquiror and other Contracts disclosed to Acquiror pursuant to Section 2.13(q), (iii) has or ever had any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the business of the Company or any of its Subsidiaries, except for the rights of stockholders under applicable law, or (iv) has or ever had, either directly or indirectly, a material interest any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties may be bound or affected.

2.15 Insurance. The Company maintains the policies of insurance and bonds set forth in Schedule 2.15, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.15 sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the date hereof as well all material claims made under such policies and bonds since January 1, 2000. Each of the Company and each Subsidiary has provided to Acquiror true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company or any Subsidiary. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.16 Books and Records. The Company has provided to Acquiror or its counsel true, correct and complete copies of each document that has been requested by Acquiror or its counsel in connection with their legal and accounting review of the Company and/or any Subsidiary (other than any such document that does not exist or is not in the Company’s possession or subject to its control). Without limiting the foregoing, the Company has provided to Acquiror or its counsel complete and correct copies of all documents identified on the Company Disclosure Letter and complete and correct (i) copies of the Certificate of Incorporation and Bylaws or similar charter documents of the Company and each of its Subsidiaries, each as currently in effect, (ii) copies of the minute books containing records of all proceedings, consents, actions and meetings of the board of directors, committees of the board of directors and stockholders of the Company and each of its Subsidiaries, (iii) copies of the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option grants and agreements of the Company and each of its Subsidiaries, and (iv) copies of permits, orders and consents issued by any regulatory agency with respect to the Company and each of its Subsidiaries, or any securities of the Company and each of its Subsidiaries, and all applications for such permits, orders and consents. The minute books of the Company and each Subsidiary provided to Acquiror contain a complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of the Company and the respective Subsidiaries through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects. The books, records and accounts of the Company and its Subsidiaries (i) are true and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and properties of the Company and such Subsidiaries, and (iv) accurately and fairly reflect the basis for the Financial Statements.

2.17 Brokers’ and Advisors’ Fees. Except for fees payable to Credit Suisse First Boston LLC as set forth in the engagement letter between the Company and Credit Suisse First Boston LLC dated May 5, 2003 (the “CSFB Engagement Letter”), a correct and complete version of which has been provided by the Company to Acquiror, neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, advisor or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement, and Acquiror will not incur any liability, either directly or indirectly, to any such investment banker, broker, advisor or similar party as a result of this Agreement, the Merger or any act or omission of the Company, any of its Affiliates or any of their respective directors, officers, employees, stockholders or agents. An itemized good faith estimate of the fees and expenses of any investment banker, broker, advisor or similar party, and any accountant, legal counsel or other Person retained by the Company in connection with this Agreement or the transactions contemplated hereby incurred through the date hereof by the Company in connection with this Agreement and the transactions contemplated hereby (including any agreement or understanding with respect to such agreement or understanding, whether written or oral), other than the CSFB Engagement Letter, is set forth in Schedule 2.17. Other than the CSFB Engagement Letter, as of the date hereof, the Company is not a party to any Contract with any investment banker, broker, advisor or similar party, nor any accountant, legal counsel or other Person retained by the Company in connection with this Agreement or the transactions contemplated hereby, other than Contracts for the provision of services on a “time and materials” basis at reasonable and customary rates.

2.18 Inventory. The inventories shown on the Financial Statements or thereafter acquired by the Company or any Subsidiary, consisted of items of a quantity and quality usable or salable in the ordinary course of business. Since the Company Balance Sheet Date, the Company and each Subsidiary has continued to replenish inventories in a normal and customary manner consistent with past practices. Neither the Company nor any Subsidiary has received written or oral notice that it will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of its products. The values at which inventories are carried reflect the inventory valuation policy of the Company, which is consistent with its past practice and in accordance with GAAP applied on a consistent basis. Since the Balance Sheet Date, due provision was made on the books of the Company in the ordinary course of business consistent with past practices to provide for all slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values and such inventory reserves are adequate to provide for such slow-moving, obsolete or unusable inventory and inventory shrinkage. As of the date hereof, neither the Company nor any

Subsidiary has any inventory in the distribution channel and neither the Company nor any Subsidiary has any commitments to purchase inventory.

2.19 Accounts Receivable. The accounts receivable shown on the Financial Statements (subject to any reserves set forth in the Financial Statements) and the receivables of the Company and its Subsidiaries arising after the Company Balance Sheet Date (i) arose in the ordinary course of business consistent with past practice, (ii) represent bona fide claims against debtors for sales and other charges, (iii) have been collected or are collectible in the book amounts thereof, (iv) are not subject to discount except for normal cash and immaterial trade discounts, and (v) are not subject to any material claim of offset, recoupment, setoff or counter-claim. The amounts carried for doubtful accounts and allowances disclosed in the Financial Statements and since the Company Balance Sheet Date were calculated in accordance with GAAP and in a manner consistent with prior periods and are sufficient to provide for any losses which may be sustained on realization of the receivables. No material amount of receivables are contingent upon the performance by the Company or any Subsidiary of any obligation or Contract other than normal warranty repair and replacement. No Person has any Encumbrance on any receivables, and no agreement for deduction or discount has been made with respect to any of such receivables. Schedule 2.19 sets forth an aging of accounts receivable of the Company in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns and the amounts of accounts receivable which are subject to asserted warranty claims, including the type and amounts of such claims.

2.20 Customers and Suppliers.

(a) Neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning its goods and/or services with any customer who, in the year ended December 31, 2002 or the nine months ended September 30, 2003 was one of the 20 largest sources of revenue for the Company, based on amounts paid or payable during such periods (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 2.20(a). Neither the Company nor any of its Subsidiaries has received any written or, to its knowledge, oral notice from any Significant Customer that such customer will not continue as a customer of the Company (or Acquiror) after the Closing or that any such customer intends to terminate or materially modify existing Contracts with the Company (or Acquiror) or reduce the amount paid to the Company for products and services. The Company has not had any of its products returned by a purchaser thereof except for normal warranty returns consistent with past history and those returns that would not result in a reversal of any revenue by the Company.

(b) Neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning goods and/or services provided by any supplier who, in the year ended December 31, 2002 or the nine months ended September 30, 2003 was one of the 20 largest suppliers of goods and/or services to the Company, based on amounts paid or payable during such periods (each, a “Significant Supplier”). Each Significant Supplier is listed on Schedule 2.20(b). Neither the Company nor any of its Subsidiaries has received any written or, to its knowledge, oral notice of termination or interruption of any existing Contracts with any Significant Supplier. The Company and its Subsidiaries have access, on commercially reasonable terms, to all goods and services reasonably necessary to carry on their respective businesses, and neither the Company nor any of its Subsidiaries has any knowledge of any reason why it will not continue to have such access on commercially reasonable terms.

(c) Neither the Company nor any Subsidiary has knowingly breached, so as to provide a benefit to the Company or any of such Subsidiaries that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of the Company.

2.21 Material Contracts.

(a) Except for this Agreement and Contracts specifically identified in Schedule 2.21, neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (a “Material Contract”):

(i) any distributor, reseller, sales, advertising, agency or manufacturer’s representative Contract;

(ii) any continuing Contract for the purchase, sale or license by the Company or its Subsidiaries of materials, supplies, equipment, services, software, Intellectual Property or other assets involving in the case of any such Contract more than $100,000 over the life of the Contract;

(iii) any Contract that expires or may be renewed at the option of any Person other than the Company so as to expire more than one year after the date of this Agreement;

(iv) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(v) any Contract for capital expenditures in excess of $100,000 in the aggregate;

(vi) any Contract limiting the freedom of the Company or any Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(vii) any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $25,000 per annum;

(viii) any Contract with any Person with whom the Company or any Subsidiary does not deal at arm’s length;

(ix) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(x) any agreement under which the Company or any Subsidiary is a licensor of Intellectual Property, seller of equipment or provider of services (other than end user customer Contracts on the Company’s standard, unmodified forms) or agrees to encumber, not assert, transfer or sell rights in or with respect to any Intellectual Property or to provide source code to any third party, or under which the Company or any Subsidiary is a licensee of any Third Party Intellectual Property Rights (except for “shrink wrap” and similar widely available commercial end-user licenses that have an individual acquisition cost of $10,000 or less) or providing for the development of any software, content, technology or intellectual property, independently or jointly, by or for the Company or any Subsidiary;

(xi) or any agreement to license or authorize any third party to manufacture or reproduce any of the products, services or technology of the Company;

(xii) any joint venture Contract or any other agreement that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or the payment of royalties to any other Person;

(xiii) any agreement of indemnification or warranting or any agreement containing any support, maintenance or service obligation on the part of the Company or any Subsidiary (other than support obligations to distributors and resellers pursuant to agreements listed in Schedule 2.21(xiii), standard product warranties in end user customer Contracts on the Company’s standard, unmodified forms, and maintenance and support, hosted services or managed services obligations in end user customer Contracts on the Company’s standard, unmodified forms);

(xiv) any Contract for the employment of any director, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company that is not immediately terminable by the Company without cost or liability, including any Contract requiring it to make a payment to any director, officer, employee or consultant on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(xv) any Contract or plan (including any stock option, stock purchase and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any of its Subsidiaries or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the Company Option Plans and the Company Options disclosed in Section 2.2(b);

(xvi) any Contract under which it provides any advice or services to any third party, including any consulting Contract, professional Contract or software implementation, deployment or development services Contract, or support services Contract(other than maintenance and support, hosted services or managed services obligations in end user customer Contracts on the Company’s standard, unmodified forms);

(xvii) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company, in connection with this Agreement and the transactions contemplated hereby, other than the CSFB Engagement Letter or any other agreement set forth in Schedule 2.17;

(xviii) any Contract with any labor union or any collective bargaining agreement or similar Contract with its employees;

(xix) any Contract pursuant to which it has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person (other than its subsidiaries);

(xx) any Contract with any Governmental Entity or any Company Authorization;

(xxi) any confidentiality, secrecy or non-disclosure Contract, other than any such Contract entered into in connection with customers in the ordinary course of business;

(xxii) any settlement agreement entered into within five years prior to the date hereof; or

(xxiii) any other oral or written agreement, obligation or commitment not listed in subsections (i)-(xx) that individually provides for payments to or by the Company or its Subsidiaries in excess of $100,000 or is otherwise material to the Company or its Subsidiaries or their respective businesses, operations, financial condition, properties or assets (other than employee offer letters in the ordinary course of business consistent with practice).

(b) All Material Contracts are in written form. The Company or the applicable Subsidiary has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of any Material Contract. Each of the Material Contracts is in full force and effect, and has not been amended in any material respect except as disclosed in any Schedule pursuant to Section 2.21(a) above. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or to the Company’s and each Subsidiary’s knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or any of its Subsidiaries under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any of its Subsidiaries has received any written notice or, to its knowledge, other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. Neither the Company nor any of its Subsidiaries has any material liability for renegotiation of government Contracts. True, correct and complete copies of all Material Contracts have been provided to Acquiror prior to the date hereof.

2.22 Third Party Consents. Schedule 2.22 lists or describes all Contracts of the Company or any Subsidiary that may require a novation or consent to assignment, as the case may be, prior to the Effective Time in connection with the Merger or any other transaction contemplated by this Agreement, and specifically denotes any such Contract in respect of which the failure to obtain a novation or consent to assignment in connection with the Merger or any other transaction contemplated by this Agreement could reasonably be expected to (i) materially and adversely affect Acquiror’s ability to operate the business of the Company or any Subsidiary in the same manner as such business was operated by the Company or such Subsidiary prior to the Effective Time or (ii) trigger any material rights of any Person.

2.23 Export Control Laws. The Company and each Subsidiary has conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing:

(a) the Company and each Subsidiary has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States;

(b) the Company and each Subsidiary is in compliance with the terms of all applicable export licenses or other approvals;

(c) there are no pending or, to the Company’s and each Subsidiary’s knowledge, threatened claims against the Company or any Subsidiary with respect to such export licenses or other approvals;

(d) to the Company’s and each Subsidiary’s knowledge there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that may give rise to any future claims; and

(e) no consents or approvals for the transfer of export licenses to Acquiror are required, or such consents and approvals can be obtained expeditiously without material cost.

2.24 Product Releases. The Company has provided to Acquiror a Schedule of Product Releases, which Schedule is included as Schedule 2.24. The Company has a good faith reasonable belief that it can achieve the release of products on the schedule described in Schedule 2.24 and is not currently aware of any change in its circumstances or other fact that has occurred that would cause it to believe that it will be unable to meet such release schedule.

2.25 Fairness Opinion. The Company Board has received an opinion from Credit Suisse First Boston LLC, dated as of the date hereof, to the effect that, as of the date hereof, the Per-Share Cash Amount is fair to the Company’s stockholders from a financial point of view (the “Fairness Opinion”). Upon the Company’s receipt of the written version of the Fairness Opinion, the Company shall promptly provide to Acquiror a copy of such written version.

2.26 Information Supplied. The preliminary and definitive proxy statements to be filed by the Company with the SEC (collectively, the “Proxy Statement”) shall not, on each relevant filing date, on the date of mailing to the Company’s stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which is required to be set forth in a supplement to the Proxy Statement, the Company shall promptly inform Acquiror. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Acquiror or Sub that is contained in the Proxy Statement.

2.27 Representations Complete. None of the representations or warranties made by the Company herein or in any exhibit or schedule hereto, including the Company Disclosure Letter, or in any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Closing any untrue statement of a material fact, or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

2.28 Takeover Statute. The Company Board has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a “business combination” (as defined in such Section 203), and any other similar legal requirement, will not apply to Acquiror during the pendency of this Agreement, including the execution, delivery or performance of this Agreement and the Company Voting Agreements and the consummation of the Merger and the other transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB

Acquiror and Sub represent and warrant to the Company as follows:

3.1 Organization, Standing and Power. Each of Acquiror and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and Sub Acquiror has the corporate power to own its properties and to conduct its business as now being conducted and as proposed to be conducted by it and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect on Acquiror. Each of Acquiror and Sub is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents.

3.2 Authority; Noncontravention.

(a) Each of Acquiror and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Sub. This Agreement has been duly executed and delivered by each of Acquiror and Sub and constitutes the valid and binding obligation of Acquiror and Sub, respectively, enforceable against Acquiror and Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Acquiror and Sub, as amended to date, or (ii) any material mortgage, indenture, Contract, permit, concession, franchise, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or Sub or their respective properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of clause (ii), individually or in the aggregate, would not have a Material Adverse Effect on Acquiror.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, together with the required officers’ certificates, as provided in Section 1.4, (ii) the filing of a Schedule 13D by Acquiror with respect to the Company Voting Agreements, (iii) such filings as may be required under the HSR Act and any applicable foreign Antitrust Law, (iv) the filing of a registration statement on Form S-8 with the SEC after the Closing Date covering the shares of Acquiror Common Stock issuable pursuant to Replacement Options, and (v) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not have a Material Adverse Effect on Acquiror and would not prevent, materially alter or materially delay any of the transactions contemplated by this Agreement.

3.3 Sufficient Funds. Acquiror has, and will have available to it upon the consummation of the Merger, without any need for outside financing, sufficient funds to consummate the transactions contemplated hereby, including payment in full of all cash amounts contemplated by Section 1.9 hereof.

3.4 No Prior Sub Operations. Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.5 Information Supplied. The information supplied by Acquiror for inclusion in the Proxy Statement shall not, on each relevant filing date, on the date of mailing to the Company’s stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time, any event relating to Acquiror or any of its Affiliates, officers or directors should be discovered by Acquiror which is required to be set forth in a supplement to the Proxy Statement, Acquiror shall promptly inform the Company. Notwithstanding the foregoing, Acquiror makes no representation or warranty with respect to any information supplied by the Company which is contained in the Proxy Statement.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of the Company and Subsidiaries. During the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time:

(i) the Company shall, and shall cause each Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted (except to the extent expressly provided in Schedule 4.1 or otherwise in this Agreement or as consented to in writing by Acquiror);

(ii) the Company shall, and shall cause each Subsidiary to, (A) pay all of its debts and Taxes when due, subject to good faith disputes over such debts or Taxes, (B) pay or perform its other obligations when due, and (C) use its reasonable best efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time;

(iii) the Company shall, and shall cause each Subsidiary to, use its reasonable best efforts to assure that each of its Contracts (other than with Acquiror) entered into after the date hereof will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Acquiror prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms; and

(iv) the Company shall, and shall cause each Subsidiary to, maintain each of its leased premises in accordance with the terms of the applicable lease.

4.2 Restrictions on Conduct of Business of the Company and Subsidiaries. Without limiting the generality or effect of the provisions of Section 4.1, during the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except to the extent expressly provided in Schedule 4.1 or otherwise in this Agreement or as consented to in writing by Acquiror):

(i) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws or comparable governing documents;

(ii) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service, or adopt or enter into any “stockholder rights plan” or similar anti-takeover agreement or plan that would interfere with the Merger or the consummation of the other transactions contemplated by this Agreement;

(iii) Stock Option Plans, Etc. Except as required by Section 1.9(a)(v) hereof, accelerate, amend or change the period of exercisability or vesting of any options or other rights granted under its stock plans or the vesting of the securities purchased or purchasable under such options or other rights or the vesting schedule or repurchase rights applicable to any unvested securities issued under such stock plans or otherwise; amend or change any other terms of such options, rights or unvested securities; authorize cash payments in exchange for any options or other rights granted under any of such plans or the securities purchased or purchasable under those options or rights or the unvested securities issued under such plans or otherwise;

(iv) Material Contracts. Enter into any Contract that would constitute a Material Contract (other than customer agreements on the Company’s standard, unmodified forms in the ordinary course of business consistent with past practices), or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts (other than novations or consents to assignment contemplated by Section 2.22);

(v) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than (A) the issuance of shares of Company Common Stock pursuant to the exercise of stock options, warrants or other rights outstanding on the date hereof, and (B) the issuance of shares of Company Common Stock issuable to participants in the Company ESPP consistent with the terms thereof and of Section 1.9(a)(v) hereto;

(vi) Employees; Consultants; Independent Contractors. Hire any officers or other employees, or any consultants or independent contractors, or enter into, or extend the term of, any employment or consulting agreement with any officer, employee, consultant or independent contractor, or enter into any collective bargaining agreement (unless required by applicable law);

(vii) Loans and Investments. Make any loans or advances (other than routine travel advances and sales commission draws to employees of the Company or any Subsidiary consistent with past practice) to, or any investments in or capital contributions to, any Person (including any officer, director or employee of the Company), or forgive or discharge in whole or in part any outstanding loans or advances; or otherwise modify any loan previously granted to any officer or director of the Company prior to July 30, 2002;

(viii) Intellectual Property. Transfer or license to any Person any rights to any Intellectual Property or transfer or license from any Person any Third Party Intellectual Property Rights other than in the ordinary course of business consistent with past practice, or transfer or provide a copy of any source code of the Company to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company outside the United States);

(ix) Exclusive Rights and Most Favored Party Provisions. Enter into or amend any agreement pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of its products, technology, Intellectual Property or business, or containing any non-competition covenants or other material restrictions relating to its or Acquiror’s business activities;

(x) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to the Company’s and/or any Subsidiary’s businesses, taken as a whole, other than sales of products in the ordinary course of business consistent with its past practice;

(xi) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, enter into any “keep well” or other Contract to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, other than (i) in connection with the financing of ordinary course trade payables consistent with past practice, or (ii) pursuant to existing credit facilities in the ordinary course of business;

(xii) Leases. Enter into any operating lease in excess of $100,000;

(xiii) Payment of Obligations. Pay, discharge or satisfy, in an amount in excess of $100,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising otherwise than in the ordinary course of business pursuant to Contracts made available to Acquiror, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements;

(xiv) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except pursuant to the Company’s capital expenditure budget attached hereto as Schedule 4.2(xiv);

(xv) Insurance. Materially change the amount of any insurance coverage;

(xvi) Termination or Waiver. Terminate or waive any right of substantial value;

(xvii) Employee Benefit Plans; Pay Increases. Adopt or amend any employee or compensation benefit plan, including any stock purchase, stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA or as necessary to maintain the qualified status of such plan under the

Code, pay any special bonus or special remuneration to any employee (except as listed on Schedule 4.2(xvii) or non-employee director or increase the salaries or wage rates of its employees, or add any new non-employee members to the Company Board;

(xviii) Severance Arrangements. Except as provided pursuant to Section 5.10, grant or pay, or enter into any agreement or arrangement providing for the granting of any severance or termination pay, or the acceleration of vesting or other benefits, to any Person, except payments made pursuant to written agreements outstanding on the date hereof which are listed on Schedule 4.2(xviii);

(xix) Lawsuits; Settlements. (A) Commence a lawsuit other than (1) for the routine collection of bills, (2) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Acquiror prior to the filing of such a suit), or (3) for a breach of this Agreement or (B) settle or agree to settle any pending or threatened lawsuit or other dispute;

(xx) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries’ business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(xxi) Taxes. Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any Tax Return or any amendment to a Tax Return, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xxii) Accounting. Change accounting methods or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with by its independent auditors and after notice to Acquiror;

(xxiii) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(xxiv) Encumbrances. Place or allow the creation of any Encumbrance on any of its properties, other than statutory liens for unpaid Taxes not yet due and payable which are incurred in the ordinary course of business consistent with past practice;

(xxv) Warranties, Discounts. Materially change the manner in which it extends warranties, discounts or credits to customers;

(xxvi) Interested Party Transactions. Enter into any Contract or transaction in which any officer, director, employee, agent or stockholder of the Company (or any member of their families) has an interest under circumstances that, if entered immediately prior to the date hereof, would require that such Contract be listed on Schedule 2.21; and

(xxvii) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (i) through (xxvi) in this Section 4.2, or any action which would reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform one or more covenant required hereunder to be performed by the Company.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement, the Company shall prepare, and file with the SEC, preliminary proxy materials relating to the Company Stockholder Approvals. At the earliest practicable time following the later of (i) receipt and resolution of SEC comments thereon, or (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, the Company shall file definitive proxy materials with the SEC and cause the Proxy Statement to be mailed to its stockholders. The Company will cause all documents that it is responsible for filing with the SEC or other regulatory authorities in connection with the Merger (or as required or appropriate to facilitate the Merger) to (i) comply as to form with all applicable SEC requirements, and (ii) otherwise comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Prior to filing the preliminary proxy materials, definitive proxy materials or any other filing with the SEC or any other Governmental Entity, the Company shall provide Acquiror (which term shall in all instances in this Section 5.1 also include Acquiror’s counsel) with reasonable opportunity to review and comment on each such filing in advance (and shall consider in good faith Acquiror’s views with respect thereto).

(b) The Company will notify Acquiror promptly of the receipt of any comments from the SEC or its staff (or of notice of the SEC’s intent to review the Proxy Statement) and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any other filing or for additional/supplemental information, and will supply Acquiror with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or other filing. The Company shall consult with Acquiror prior to responding to any comments or inquiries by the SEC or any other Governmental Entity with respect to any filings related to (or necessary or appropriate to facilitate) the Merger, shall provide Acquiror with reasonable opportunity to review and comment on any such written response in advance (and shall consider in good faith the views of Acquiror with respect to each such written or oral response). Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement or any other filing, the Company shall promptly inform Acquiror of such occurrence, provide Acquiror with reasonable opportunity to review and comment on any such amendment or supplement in advance (and shall consider in good faith Acquiror’s views with respect thereto), and shall cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to the stockholders of the Company, such amendment or supplement.

5.2 Meeting of Stockholders; Board Recommendation.

(a) Meeting of Stockholders. Subject to Section 5.3, the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to obtain such approvals and to secure the vote or consent of its stockholders required by the rules of the Nasdaq Stock Market, Delaware Law and its Certificate of Incorporation and Bylaws. The Company (i) shall consult with Acquiror regarding the date of the Company Stockholders Meeting, and (ii) shall not postpone or adjourn the Company Stockholders Meeting without the prior written consent of Acquiror; provided, however, that the Company may adjourn or postpone the Company Stockholders Meeting to the extent necessary to ensure that any necessary (which determination shall not be made before consulting with Acquiror) supplement or amendment to the Proxy Statement is provided to the Company’s stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Stockholders Meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting. The Company shall ensure that the Company Stockholders Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Stockholders Meeting are solicited, in compliance with the Delaware Law, its Certificate of Incorporation and Bylaws, the rules of the Nasdaq Stock Market and all other applicable legal requirements.

(b) Board Recommendation. Subject to Section 5.3(d): (i) the Company Board shall recommend that the Company’s stockholders vote in favor of and approve and adopt this Agreement and approve the Merger at the Company Stockholders Meeting; (ii) the Proxy Statement shall include a statement to the effect that the Company Board has recommended that the Company’s stockholders vote in favor of and approve and adopt this Agreement and approve the Merger at the Company Stockholders Meeting; and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquiror, the recommendation of the Company Board that the Company’s stockholders vote in favor of and approve and adopt this Agreement and approve the Merger.

5.3 No Solicitation; Acquisition Proposals.

(a) No Solicitation Generally. Except as specifically permitted by Sections 5.3(c) and 5.3(d), from and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, the Company and its Subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any securityholders of the Company or any Subsidiary, (vi) withhold, withdraw or modify (or publicly propose or announce any intention or desire to withhold, withdraw or modify), in a manner adverse to Acquiror, the approval of the Company Board of this Agreement and/or any of the transactions contemplated hereby, or (vii) take any action or position that is inconsistent with, or withdraw or modify (or publicly propose or announce any intention or desire to withdraw or modify), in a manner adverse to Acquiror, any determination or recommendation referred to in Section 5.2. The Company and its Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. If any Company Representative, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.3 to cause such Company Representative not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.3.

“Acquisition Proposal” shall mean, with respect to Company, any agreement, offer, proposal or indication of interest (other than this Agreement, the Merger or any other offer, proposal or indication of interest by Acquiror), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to, or involving: (A) any acquisition or purchase from the Company or any of its Subsidiaries by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries; (B) any sale, lease (other than in the ordinary course of business), mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of any significant portion of the assets of the Company and its Subsidiaries in any single transaction or series of related transactions; or (C) any liquidation or dissolution of the Company or any of its Subsidiaries, or any extraordinary dividend, whether of cash or other property.

(b) Notice. The Company as promptly as practicable (but in no event more than 24 hours after receipt) shall advise Acquiror orally and in writing of (A) an Acquisition Proposal, (B) any inquiry, expression of interest, proposal, or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (C) any other notice that any Person is considering making an Acquisition Proposal, or (D) any request for non-public information which could reasonably be expected to lead to an Acquisition Proposal, as well as, in the event of any of (A)-(D) above, (1) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (2) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company will (x) keep Acquiror informed as promptly as practicable of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (y) provide to Acquiror as promptly as practicable a copy of all written and other materials and information provided to the Company in connection with any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall provide Acquiror with at least three Business Days prior notice (or such lesser prior notice as provided to the members of Company Board but in no event less than twenty-four hours) of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Acquisition Proposal to determine whether such Acquisition Proposal is a Superior Offer (as defined in Section 5.3(c)).

(c) Superior Offers. In the event that any Person submits to the Company (and does not withdraw) an unsolicited, written, bona fide Acquisition Proposal that the Company Board reasonably concludes in good faith (after receipt of advice of its outside legal counsel and a financial advisor of national standing) is, or would reasonably be likely to become, a Superior Offer, then notwithstanding Section 5.3(a), the Company may, so long as the Company Stockholder Approvals have not yet been obtained, (i) enter into discussions with such Person regarding such Acquisition Proposal, and (ii) deliver or make available to such Person nonpublic information regarding the Company and its Subsidiaries, provided, in every case, that the Company, its Subsidiaries and the Company Representatives comply with each of the following: (A) neither the Company, any of its Subsidiaries nor any Company Representative shall have violated any of the restrictions set forth in this Section 5.3, (B) the Company Board first shall have concluded in good faith, after receipt of advice of its outside counsel, that such action is required in order for the Company Board to comply with its fiduciary obligations to the Company’s stockholders under applicable law, (C) the Company first shall have provided Acquiror with written notice of the identity of such Person and all of the material terms and conditions of such Acquisition Proposal and of the Company’s intention to take such actions, (D) the Company first shall have received from such Person an executed confidentiality agreement containing terms at least as restrictive with regard to Company’s confidential information as the Confidentiality Agreement (as defined in Section 5.5), it being understood that such confidentiality agreement shall not include any provision calling for any exclusive right to negotiate with such Person or having the purported effect of restricting it from satisfying its obligations under this Agreement, (E) the Company first shall have given Acquiror at least three Business Days advance notice of its intent to take such actions, specifying what actions it intends to take, and (F) prior to or contemporaneously with delivering or making available any such nonpublic information to such Person, the Company shall deliver such nonpublic information to Acquiror (to the extent such nonpublic information has not been previously delivered by the Company to Acquiror and, to the extent previously delivered, the Company delivers to Acquiror a complete list identifying all such nonpublic information delivered to such Person).

“Superior Offer” shall mean, with respect to the Company, an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination (including by means of a tender offer followed promptly by a back-end merger), all or substantially all of the assets of the Company or all of the total outstanding voting securities of the Company and as a result of which the stockholders of such party immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the Company Board has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the Person making the offer, to be more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of the Merger and is reasonably capable of being consummated.

(d) Changes of Recommendation. Nothing in this Agreement shall prevent the Company Board from withholding, withdrawing, amending or modifying its recommendation to the Company’s stockholders in favor of approval and adoption of this Agreement and approval of the Merger if:

(i) the Company Stockholder Approvals have not been obtained;

(ii) the Company shall not have violated any of the restrictions set forth in this Section 5.3;

(iii) a Superior Offer is made to the Company and is not withdrawn;

(iv) the Company shall have promptly provided written notice to Acquiror (a “Notice of Superior Offer”) advising Acquiror that the Company has received a Superior Offer and that it intends (or may intend) to change its recommendation and the manner and timing in which it intends (or may intend) to do so, specifying all of the material terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer,

(v) the Company shall have provided to Acquiror a copy of all written materials delivered to the Person or Group making the Superior Offer and made available to Acquiror all other materials and information made available to the Person or Group making the Superior Offer together with a complete list identifying all such materials and information;

(vi) Acquiror shall not have, within five Business Days of Acquiror’s receipt of the Notice of Superior Offer, made an offer that the Company Board by a majority vote determines in its good faith judgment (after consultation with a financial advisor of national standing) to be at least as favorable to the Company’s stockholders as such Superior Offer (it being agreed that the Company Board shall convene a meeting to consider any such offer by Acquiror promptly following the receipt thereof, and that the Company Board will not withhold, withdraw, amend or modify its recommendation to the Company’s stockholders in favor of approval and adoption of this Agreement and approval of the Merger for five Business Days after receipt by Acquiror of the Notice of Superior Offer); and

(vii) the Company Board concludes in good faith, after receipt of advice of its outside counsel, that, in light of such Superior Offer and any offer made by Acquiror pursuant to Section 5.3(d)(vi), the Company Board is required to withhold, withdraw, amend or modify such recommendation in order to comply with its fiduciary obligations to the Company’s stockholders under applicable law.

(e) Company Stockholders Meeting. Subject to the right of the Company to terminate this Agreement pursuant to Section 7.1(h), the Company’s obligation to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, or Superior Offer, or by any withdrawal, amendment or modification of the recommendation of the Company Board with respect to this Agreement or the Merger.

(f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that the Company Board shall not withhold, withdraw, amend or modify its recommendation to the Company’s stockholders in favor of the approval and adoption of this Agreement and approval of the Merger unless specifically permitted to do so pursuant to Section 5.3(d).

5.4 Access to Information.

(a) During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during business hours to (A) all of the Company’s and each Subsidiary’s properties, books, Contracts and records and (B) all other information concerning the business, results of operations, product development efforts, properties (tangible and intangible, including Intellectual Property) and personnel of the Company or any Subsidiary as Acquiror may reasonably request, and (ii) the Company shall, promptly upon request, provide to Acquiror and its accountants, counsel and other representatives true, correct and complete copies of the Company’s and each Subsidiary’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain with respect to transactions to which the Company or any Subsidiary has been a party, and (D) receipts for any Taxes paid to foreign Tax Authorities.

(b) Subject to compliance with applicable law, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as requested by Acquiror with one or more representatives of Acquiror to discuss any material changes or developments in the operational matters of the Company and each Subsidiary and the general status of the ongoing operations of the Company and each Subsidiary.

(c) No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereto to consummate the Merger.

5.5 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquiror and the Company have previously executed a Confidentiality Agreement dated September 2, 2003 (as may be amended from time to time, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

(b) Acquiror and the Company have agreed to the text of the Acquiror press release announcing the signing of this Agreement and the transactions contemplated hereby. Acquiror may make any other public disclosures as it deems necessary or desirable in its sole discretion. The Company shall consult with Acquiror before issuing or making, and shall provide Acquiror with reasonable opportunity to review and comment upon, and shall consider in good faith the views of Acquiror in connection with (and shall agree to the extent reasonably practicable) any other press release, public filing or other public statement with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, in each case except as may be required by applicable law; provided that the Company shall not be required to consult, and shall only be required to give reasonable notice, of any public disclosure which is substantially similar in content to the joint press release. The Company shall cause its employees, officers and directors to comply with this Section 5.5.

5.6 Regulatory Approvals.

(a) Each of Acquiror and the Company shall promptly after the execution of this Agreement apply for or otherwise seek, and use its reasonable best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger. Without limiting the generality or effect of the foregoing, each of Acquiror and the Company shall, as soon as practicable, and in any event no later than ten Business Days after the date hereof, make any initial filings required under the HSR Act. The parties hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other Antitrust Law (as defined in Section 5.6(b)); provided, that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals, each of Acquiror and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information.

(b) Each of Acquiror and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). Each of Acquiror and the Company shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Acquiror and the Company shall take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated hereby: (i) entering into negotiations; (ii) providing information required by law or governmental regulation; and (iii) substantially complying with any “second request” for information pursuant to the Antitrust Laws.

(c) Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, it is expressly understood and agreed that: (i) Acquiror and the Company shall not have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) Acquiror shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for (1) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquiror or any of its affiliates or the Company, (2) the imposition of any limitation or regulation on the ability of Acquiror or any of its affiliates to freely conduct their business or the Company’s business or own such assets, or (3) the holding separate of the shares of Company Common Stock or any limitation or regulation on the ability of Acquiror or any of its affiliates to exercise full rights of ownership of the shares of Company Common Stock (any of the foregoing, a “Divestiture”).

5.7 Reasonable Efforts. Subject to the limitations set forth in Section 5.6(c), each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including (a) taking all reasonable actions necessary to satisfy the respective conditions set forth in Article VI, (b) executing and delivering such other instruments and doing and performing such other acts and things as may be necessary or reasonably desirable to effect completely the consummation of the Merger and the other transactions contemplated hereby. If any takeover statute or similar law or regulation becomes applicable to the Merger, the Company shall use its reasonable best efforts to ensure that the Merger is consummated as promptly as practicable on the terms set forth in this Agreement, and otherwise to minimize the effects of such law or regulation on the Merger and the other transactions contemplated hereby.

5.8 Third Party Consents; Notices.

(a) The Company shall use its reasonable best efforts to obtain prior to the Closing, and deliver to Acquiror at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.22 (and any Contract entered into after the date hereof that would have been required to be listed or described on Schedule 2.22 if entered into prior to the date hereof), using a form reasonably acceptable to Acquiror. The Company shall use its reasonable best efforts to terminate prior to the Closing, and deliver evidence of such termination to Acquiror at or prior to the Closing, all of the Contracts listed or described on Schedule 5.8(a)-1. The Company shall use its reasonable best efforts to obtain, prior to the Closing, such other Contracts as described on Schedule 5.8(a)-2, and to deliver evidence of such Contracts at or prior to the Closing.

(b) The Company shall give all notices and other information required to be given to the employees of the Company or any Subsidiary, any collective bargaining unit representing any group of employees of the Company or any Subsidiary, and any applicable government authority under the Worker Adjustment and Retraining Notification Act of 1988, as amended, the National Labor Relations Act, as amended, the Code, COBRA and other applicable law in connection with the transactions contemplated by this Agreement.

5.9 Notice of Certain Matters. The Company will notify Acquiror in writing promptly after learning of (i) any notice or other communication from any Person alleging that the consent of such person is or may be required in connection with the Merger; (ii) any notice or other communication from any Governmental Entity in connection with the Merger; (iii) any action, suit, arbitration, mediation, proceeding, claim or investigation by or before any Governmental Entity or arbitrator initiated by or against it or any of its Subsidiaries, or known by the Company or any Subsidiary to be threatened against Company or any of its Subsidiaries or any of their respective directors, officers, employees or stockholders in their capacity as such, or of any verbal or written correspondence from any Person asserting or implying a claim against the Company or with respect to any of its assets or properties (including Intellectual Property); (iv) any change, occurrence or event not in the ordinary course of its or any Subsidiary’s business, of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, could reasonably be expected to have a Material Adverse Effect on the Company or any Subsidiary or which is reasonably likely to cause any of the conditions to closing set forth in Article VI not to be satisfied; or (v) any claim, or any verbal or written inquiry by any Taxing Authority, regarding Taxes payable by the Company. The Company shall give prompt notice to Acquiror of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.10 Employees. The Company shall cooperate and work with Acquiror to help Acquiror identify employees of the Company whom Acquiror may elect to offer continued employment with the Surviving Corporation or with Acquiror. With respect to any employee of the Company with respect to who Acquiror makes an offer of employment: (i) Acquiror and the Company shall confer and work together in good faith to determine appropriate employment terms, and (ii) the Company shall assist Acquiror with its efforts to enter into an offer letter and a Proprietary Information and Inventions Agreement and an Arbitration Agreement (with respect to the latter two agreements, in the forms attached as Exhibit C hereto) as soon as practicable after the date hereof and in any event prior to the Closing Date. With respect to any employee of the Company with respect to whom Acquiror does not make an offer of employment, Acquiror and the Company shall confer and work together in good faith to develop appropriate severance arrangements, taking into account the Company’s existing termination benefits (provided, however, that acceleration of vesting of Company Options shall not exceed the Permitted Acceleration, as defined in Section 1.9(a)). Notwithstanding any of the foregoing, Acquiror shall have no obligation to make an offer of employment to any employee of the Company. With respect to matters described in this Section 5.10, the Company will consult with Acquiror (and will consider in good faith the advice of Acquiror) prior to sending any notices or other communication materials to its employees.

5.11 Issuance of Replacement Options and Certain Other Matters.

(a) At the Effective Time, each Company Option under the Company Option Plans that is held by a Continuing Employee that is unexpired, unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested, shall terminate at the Effective Time, and in substitution therefor, and contingent upon Acquiror’s receipt of a Benefits/Acceleration Waiver as provided pursuant to Section 5.13 hereof from such holder, Acquiror shall issue to the holder of each such unexpired and unexercised Company Option a Replacement Option on the terms and subject to the conditions set forth in this Agreement. Each Replacement Option shall have, and be subject to, the same terms and conditions (including, if applicable, the terms and conditions set forth in the Company Option Plans and the applicable stock option agreement) as are in effect immediately prior to the Effective Time with respect to the corresponding Company Option, except that (i) such Replacement Option shall be exercisable for that number of whole shares of Acquiror Common Stock equal to the product (rounded down to the next whole number of shares of Acquiror Common Stock) of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time and the Option Exchange Ratio, and (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such Replacement Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the

Effective Time by the Option Exchange Ratio. Neither the Merger nor any subsequent event shall accelerate the exercisability or vesting of any of the outstanding Company Options under the Company Option Plans that are held by Continuing Employees or the shares of Acquiror Common Stock which shall be subject to the corresponding Replacement Options issued in the Merger. Within 20 Business Days after the later of (i) Acquiror’s receipt of the Spreadsheet (as defined in Section 5.12), (ii) the Closing Date and (iii) Acquiror’s receipt of an executed Benefits/Acceleration Waiver from such Person, Acquiror shall issue to each Person who immediately prior to the Effective Time was a holder of an outstanding Company Option under the Company Option Plans a document evidencing the foregoing issuance of a Replacement Option. Each other Company Option shall terminate at the Effective Time, and the holder of each such option shall be entitled to receive the Cash-Out Amount pursuant to Section 1.9(a)(iv) hereof.

(b) Following the Closing, Continuing Employees shall be eligible to participate in Acquiror’s Employee Stock Purchase Plan in accordance with the terms of such plan.

(c) Within a reasonable period of time after the last Business Day of each month after the date hereof and on or about the date which is five Business Days prior to the expected date on which the Closing will occur, the Company shall, as and to the extent necessary, deliver to Acquiror a revised Schedule 2.13(i) which sets forth each Person who the Company reasonably believes is, with respect to the Company or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as of the date such revised Schedule 2.13(i) is delivered to Acquiror.

The Company shall use its reasonable best efforts to cause the delivery to Acquiror at or prior to the Closing of a true, correct and complete copy of each election statement under Section 83(b) of the Code filed by each Person who acquired unvested shares of Company Common Stock, together with evidence of timely filing of such election statement with the appropriate Internal Revenue Service Center, for filing by Acquiror with the appropriate Internal Revenue Service Center on each such holder’s behalf after the Effective Time.

5.12 Spreadsheet. The Company shall prepare and deliver to Acquiror, at the Closing, a spreadsheet in a form to be supplied by Acquiror to the Company, which spreadsheet shall be dated as of the Closing Date and shall set forth, as of the Closing Date and immediately prior to the Effective Time, (i) all factual information relating to holders of Company Options reasonably requested by Acquiror and the Exchange Agent, including (A) the names of all holders of Company Options and their respective addresses, (B) the number of shares of Company Common Stock subject to Company Options held by such Persons, (C) the exercise price per share in effect for each Company Option immediately prior to the Effective Time, and (D) the vesting schedule with respect to each Company Option, (iii) with respect to each Continuing Employee holding Company Options, the number of shares of Acquiror Common Stock issuable upon exercise of the Replacement Options issued by Acquiror in substitution of such Company Options and the per share exercise price thereof, and (iv) with respect to each other holder of Company Options, the amount of cash payable by Acquiror to such holder, if any, pursuant to Section 1.9(a)(iv) hereof (such spreadsheet is referred to throughout as the “Spreadsheet”). A draft of the Spreadsheet shall be provided by the Company to Acquiror not later than five Business Days prior to the proposed date of the Company Stockholders Meeting.

5.13 Benefits/Acceleration Waivers. The Company shall cooperate with Acquiror and assist Acquiror in its efforts to obtain, prior to the Closing, a Benefits/Acceleration Waiver, in substantially the form attached hereto as Exhibit D, executed by each Continuing Employee, who might otherwise have, receive or have the right or entitlement to receive (i) any accelerated vesting of any Company Options or any unvested shares of Company Common Stock in connection with the Merger and/or the termination of employment or service with the Company or with Acquiror or any Subsidiary following the Merger and/or (ii) any severance payments or other benefits or payments in connection with the Merger and/or the termination of employment or service with the Company or with Acquiror or any Subsidiary following the Merger, pursuant to which each such Person shall agree to waive any and all right or entitlement to the accelerated vesting, payments and benefits referred to in clauses (i) and (ii).

5.14 Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (unless Acquiror provides written notice to the Company that such 401(k) plans shall not be terminated). Unless Acquiror provides such written notice to the Company, no later than five Business Days prior to the Closing Date, the Company shall provide Acquiror with evidence that such Company Employee Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to review and approval of Acquiror. The Company also shall take such other actions in furtherance of terminating such other Company Employee Plan(s) as Acquiror may reasonably require. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquiror no later than 10 Business Days prior to the Closing Date.

5.15 Indemnification. From and after the Effective Time, Acquiror will assume, and will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the Effective Time (the “Indemnified Parties”) and any indemnification provisions under the Company’s Certificate of Incorporation or Bylaws as in effect on the date hereof, in each case, subject to applicable law. From and after the Effective Time, such obligations shall be the joint and several obligations of Acquiror and the Surviving Corporation. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law. This Section 5.15 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Acquiror, shall be enforceable by each Indemnified Party and his or her heirs and representatives, and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party (provided that any amendment, alteration or repeal prior the Effective Time shall be governed by Section 7.4).

5.16 Section 16 Matters. Provided that the Company delivers to Acquiror the Section 16 Information (as defined below) in a timely fashion, Acquiror and the Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Section 16 Information” shall mean information regarding the Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and expected to be exchanged for cash in connection with the Merger, and the number and description of the Company Options held by each such Company Insider and expected to be converted into cash or Replacement Options, as applicable, in connection with the Merger. “Company Insiders” shall mean those individuals who are subject to the reporting requirement of Section 16(b) of the Exchange Act with respect to the Company.

5.17 Termination of Financing Statements. The Company shall take all actions necessary such that UCC-2 or UCC-3 termination statements, as applicable, have been filed with respect to each of the UCC-1 financing statements filed in order to perfect security interests in assets of the Company that have not yet expired, including those filed by Silicon Valley Bank and Norstan Financial Services, Inc.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto (it being understood that each such condition is solely for the benefit of the parties hereto and may be waived in writing by their mutual agreement without notice, liability or obligation to any Person):

(a) Stockholder Approval. The Company Stockholder Approvals shall have been obtained.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Entity, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(c) Governmental Approvals. Acquiror, Sub and the Company and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger and the other transactions contemplated hereby. Without limiting the generality of the foregoing, (i) all applicable waiting periods under the HSR Act and under any applicable foreign or other Antitrust Laws shall have expired or been terminated, and (ii) if the SEC shall have reviewed and/or provided comments on the Proxy Statement or any other filings related to (or necessary or appropriate to facilitate) the Merger, such comments and any related issues or matters with the SEC shall have been resolved.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company (it being understood that each such condition is solely for the benefit of the Company and may be waived in writing by the Company in its sole discretion without notice, liability or obligation to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties of Acquiror in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the failure of such representations or warranties to be true and correct would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. Acquiror and Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Acquiror and Sub at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments and other documents set forth in Section 1.4(a).

6.3 Additional Conditions to the Obligations of Acquiror and Sub. The obligations of Acquiror and Sub to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Acquiror (it being understood that each such condition is solely for the benefit of Acquiror and may be waived by Acquiror in its sole discretion without notice, liability or obligation to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the failure of such representations or warranties to be true and correct would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; provided, that this condition shall be deemed to have not been met if the Company’s actual fully-diluted capitalization (including outstanding Company Common Stock, Company Options and any other securities of the Company on an as-converted to Company Common Stock basis) is greater than the Company’s fully-diluted capitalization as represented and warranted by the Company in Section 2.2 by an amount that exceeds two percent (2%) of the fully-diluted capitalization as represented and warranted by the Company in Section 2.2. The Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquiror shall have received each of the agreements, instruments and other documents set forth in Section 1.4(b).

(c) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror’s ownership, conduct or operation of the business of the Company and/or any Subsidiary following the Effective Time shall be in effect. There shall not be pending or threatened any suit, action or proceeding brought by any Governmental Entity seeking any Divestiture.

(d) No Material Adverse Changes. There shall not have occurred after the date hereof any change, event or condition that, individually or in the aggregate with any other changes, events and conditions, has resulted in, or that would reasonably be expected to result in, a Material Adverse Effect on the Company.

(e) Appraisal Rights. The number of shares of Company Common Stock for which statutory rights of appraisal have not been withdrawn or terminated shall not exceed five percent (5%) of the total number of shares of Company Common Stock outstanding.

(f) Employees. Each individual set forth on Schedule 6.3(f)-1, and no fewer than the percentages of Company employees specified in Schedule 6.3(f)-2 to whom Acquiror makes an offer of employment, shall have (i) accepted employment with Acquiror pursuant to the terms of the offer letter delivered to such person and executed such offer letter, which shall be in full force and effect, (ii) executed a Proprietary Information and Inventions Agreement and an Arbitration Agreement, in each case in the form attached hereto as Exhibit C, (iii) executed a Benefits/Acceleration Waiver in the form attached hereto as Exhibit D, and (iv) continue to be employed by the Company or its Subsidiaries.

(g) Third-Party Consents. Acquiror shall have received satisfactory evidence that the Company shall have obtained the consents and approvals listed on Schedule 6.3(g) and all such approvals and consents shall have been obtained on terms that are not reasonably likely to adversely affect Acquiror’s ownership or operations of the businesses of Acquiror and the Company.

(h) Non-Competition Agreements. Each of the non-competition agreements executed by stockholders of the Company and delivered to Acquiror concurrently with the signing of this Agreement shall continue to be in full force and effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. At any time prior to the Effective Time, whether before or after the Company Stockholder Approvals have been obtained, this Agreement may be terminated and the Merger abandoned:

(a) by mutual written consent duly authorized by the Company Board and the Board of Directors (or a duly authorized committee thereof) of Acquiror;

(b) by either Acquiror or the Company, if the Closing shall not have occurred on or before April 30, 2004 or any other date that Acquiror and the Company may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement under this clause (b) of Section 7.1 shall not be available to any party whose breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquiror or the Company, if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either Acquiror or the Company, if the Company Stockholder Approvals shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain such Company Stockholder Approval is caused by (i) any action or failure to act of the Company that constitutes a breach of this Agreement, or (ii) a breach of the applicable Voting Agreement by any party thereto other than Acquiror;

(e) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, or if any representation or warranty of Acquiror shall have become untrue, in either case such that the condition set forth in Section 6.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in Acquiror’s representations and warranties or breach by Acquiror is curable prior to the Termination Date by Acquiror, then the Company may not terminate this Agreement under this Section 7.1(e) for 15 days after delivery of written notice from the Company to Acquiror of such breach (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (e) if such breach by Acquiror is cured during such 15-day period, or if the Company shall have materially breached this Agreement);

(f) by Acquiror, either (i) upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the condition set forth in Section 6.3(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, or (ii) if a Material Adverse Effect on the Company shall have occurred; provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company, or Material Adverse Effect on the Company, is curable prior to the Termination Date by the Company, then Acquiror may not terminate this Agreement under this Section 7.1(f) for 15 days after delivery of written notice from Acquiror to the Company of such breach (it being understood that Acquiror may not terminate this Agreement pursuant to this paragraph (f) if such breach by the Company or Material Adverse Effect on the Company is cured during such 15-day period, or if Acquiror shall have materially breached this Agreement);

(g) by Acquiror (at any time prior to obtaining the Company Stockholder Approvals) if a Triggering Event (as defined below) shall have occurred; or

(h) by the Company, if (i) the Company Board withholds or withdraws its recommendation to the Company’s stockholders in favor of approval and adoption of this Agreement and approval of the Merger, in response to a Superior Offer following strict compliance with all provisions and requirements of Sections 5.2 and 5.3 of this Agreement, and (ii) concurrently with the termination of this Agreement pursuant to this Section 7.1(h), the Company pays, and Acquiror receives, the payment required pursuant to Section 7.3(b) of this Agreement.

For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Company Board or any committee thereof shall for any reason have withheld, withdrawn, amended or modified in a manner adverse to Acquiror its recommendation to the Company’s stockholders in favor of approval and adoption of this Agreement and approval of the Merger; (ii) the Company shall have failed to include in the Proxy Statement the recommendation of the Company Board to the Company’s stockholders in favor of approval and adoption of this Agreement and approval of the Merger; (iii) the Company Board fails to reaffirm its recommendation to the Company’s stockholders in favor of approval and adoption of this Agreement and approval of the Merger within 10 Business Days after Acquiror requests in writing that such recommendation be reaffirmed; (iv) the Company Board or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or other Contract accepting any Acquisition Proposal; (vi) the Company shall have materially breached any of the provisions of Sections 5.2 or 5.3; or (vii) a tender or exchange offer relating to securities of the Company shall have been commenced by a person unaffiliated with Acquiror, and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 Business Days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror or the Company or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from a willful breach by a party hereto of any of its representations, warranties or covenants contained herein; provided, however, that (i) the provisions of Section 5.5(a) (Confidentiality), this Section 7.2 (Effect of Termination), Section 7.3 (Expenses and Termination Fees) and Article VIII (General Provisions) shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from liability in connection with any breach of any of such party’s representations, warranties, covenants or agreements contained herein.

7.3 Expenses and Termination Fees.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Acquiror and the Company shall share equally (i) all SEC filing fees with respect to the Proxy Statement (including any preliminary materials related thereto) and any amendments or supplements thereto and (ii) the filing fee(s) for filings made pursuant to Antitrust Laws.

(b) Company Payment. In the event that this Agreement is terminated (i) pursuant to either Section 7.1(g) or Section 7.1(h), or (ii) as a result of the failure of the Company to obtain the Company Stockholder Approvals if (A) prior to such termination, an Acquisition Proposal with respect to the Company was publicly disclosed and (B) within 12 months following the termination of this Agreement, either an Acquisition (as defined in Section 7.3(d)) with respect to the Company is consummated, or the Company enters into a Contract providing for an Acquisition, then the Company shall pay to Parent a fee equal to $3,400,000 in immediately available funds promptly but in no event later than: two Business Days after the date of such termination, if terminated pursuant to Section 7.1(g); concurrently with such termination, if terminated pursuant to Section 7.1(h); or two Business Days after the earlier of the entry into such Contract providing for an Acquisition or the consummation of such Acquisition, if terminated pursuant to clause (ii) above.

(c) The Company acknowledges that (i) the agreement contained in Section 7.3(b) is an integral part of the transactions contemplated by this Agreement, (ii) the amount of, and the basis for payment of, the termination fee described therein is reasonable and appropriate in all respects, and (iii) without this agreement, Acquiror would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the termination fee due pursuant to Section 7.3(b), and, in order to obtain such payment, Acquiror makes a claim that results in a judgment for the amounts set forth in Section 7.3(b), the Company shall pay to Acquiror its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount set forth in Section 7.3(b) at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made hereunder. Payment of the fee described in Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(d) For the purposes of this Agreement, an “Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereto, (ii) a sale or other disposition by the Company or its Subsidiaries of assets (in a transaction or series of transactions) representing in excess of 50% of the aggregate fair market value of the Company’s business immediately prior to such sale, or (iii) the acquisition by any Person or Group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of Company Common Stock.

7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Stockholder Approvals have been obtained; provided, after the Company Stockholder Approvals have been obtained, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange or the Nasdaq Stock Market requires further approval by such stockholders without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Acquiror, Sub and the Company.

7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, except that Acquiror may not extend for the benefit of Sub and vice versa, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The agreement of Acquiror to any extension or waiver shall be deemed to be the agreement of Sub to such extension or waiver. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. If the Merger is consummated, the representations and warranties of the Company and Acquiror contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall expire and be of no further force or effect as of the Effective Time, and only such covenants and agreements of the Company in this Agreement and the other agreements, certificates and documents contemplated hereby that by their terms survive the Effective Time shall survive the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Acquiror, to:

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Attention: General Counsel

Facsimile No.: (408) 525-4757

Telephone No.: (408) 526-4000

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

275 Battery Street

San Francisco, CA 94111

Attention: Douglas N. Cogen

Facsimile No.: (415) 281-1350

Telephone No.: (415) 875-2300

(ii)	if to the Company, to:

Latitude Communications, Inc.

2121 Tasman Drive

Santa Clara, CA 95054

Attn: Chief Executive Officer

Facsimile No.: (408) 988-6454

Telephone No.: (408) 988-7200

with a copy (which shall not constitute notice) to:

Heller Ehrman White & McAuliffe LLP

2775 Sand Hill Road

Menlo Park, CA 94025

Attention: Mark A. Medearis

                    Steven Tonsfeldt

Facsimile No.: (650) 324-0638

Telephone No.: (650) 854-4488

8.3 Interpretation.

(a) When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. When a reference is made to a Schedule, such reference shall be to a Schedule to the Company Disclosure Letter. Where a reference is made to a law, such reference is to such law as amended. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(c) In this Agreement, “knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (a) an individual, if used in reference to an individual or (b) with respect to any Person that is not an individual, the officers, directors and legal or financial personnel of such Person (and, with respect to Section 2.10 (Intellectual Property), the persons engaged in technology development activity for the Company) (the persons specified in clause (b) are collectively referred to herein as the “Entity Representatives”). Any such individual or Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (a) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual or Entity Representative) in, or that have been in, the possession of such individual or Entity Representative, including his or her personal files, (b) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such Person that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such individual or Entity Representative in the customary performance of such duties and responsibilities, or (c) such knowledge could be obtained from reasonable inquiry of the persons employed by such Person charged with administrative or operational responsibility for such matters for such Person.

(d) The two percent (2%) threshold established by the parties with respect to the Company’s capitalization in Section 6.3(a) hereof shall not, in and of itself, constitute an economic benchmark for determining whether any Effect shall be deemed to be material in relation to the Company and its business or shall be deemed to constitute a Material Adverse Effect on the Company. In addition, so long as the condition to Closing set forth in Section 6.3(f) is satisfied, any Effect that results from employee attrition experienced by the Company resulting from the announcement of the execution of this Agreement and the transactions contemplated hereby shall not, in and of itself, constitute a Material Adverse Effect on the Company.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

8.5 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder, except as otherwise expressly set forth in Section 5.15.

8.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign this Agreement to any direct or indirect wholly owned subsidiary of Acquiror without the prior consent of the Company; provided, however, that Acquiror shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

8.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use their reasonable best efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law; provided, however, that issues involving the consummation and effects of the Merger shall be governed by Delaware Law. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located within the County of Santa Clara in the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in Santa Clara County, California.

8.10 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

8.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Signature Page Follows]

IN WITNESS WHEREOF, Acquiror, Sub and the Company have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized.

CISCO SYSTEMS, INC.

By:

Name: Title:	Daniel Scheinman Senior Vice President, Corporate Development

LOS ANGELES ACQUISITION CORP.

By:

Name: Title:	Daniel Scheinman Chief Executive Officer and President

LATITUDE COMMUNICATIONS, INC.

By:

Name:

Title:

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]